FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2005 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Letter to shareholders from the Chairman.

2.	Notice of the Ninth Annual General Meeting of ASE Test Limited, dated May 13, 2005.

3.	Report of the Directors and financial statements for the year ended December 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: June 21, 2005	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE GROUP	ASE Test Limited 10 West 5th Street, Nantze Export Processing Zone Nantze District, Kaoshiung City, Taiwan Tel: +886.7.363.6641 Fax: +886.7.363.6663 Registration No. 199508552K

Letter to Shareholders,

2004 – A year of Growth
We closed 2004 with total revenues of $621.8 million, an increase of 59% over $391.9 million in 2003. Net income under US GAAP was $60.5 million, reversing a net loss of $3.5 million in 2003. Overall, 2004 was a year of exciting revenue growth and market share gains for ASE Test.

In 2004, our revenues derived from fabless semiconductor companies and integrated device manufacturers (“IDMs”) accounted for approximately 44% and 56% of our total revenues, respectively, compared to 47% and 53% in 2003, reflecting relative strength in businesses from our IDM customers. Test services, still our main business, represented 55% of our total revenues, with module assembly and IC packaging representing 31% and 14%, respectively.

As in the past, fabless companies typically do not invest in assembly and test equipment since their strong suit does not lie in the effective utilization of these capital assets. In 2004, in order to service our customers and capture market share, we invested $157 million on test equipment alone. However, we do not expect to invest nearly as much in 2005, as we believe that we will, in 2005 and beyond, begin to reap the benefits of our capital investments made in 2004.

In 2004, we performed well with our IDM customers. Over the past few years, investments in the back-end sector (packaging and test operations) by IDMs have been scaled back considerably. Several factors have contributed to this trend, chief among them is the technology and operational maturity displayed by the outsourced semiconductor assembly and test (“OSAT”) leaders such as ASE Test. Over the recent years, we have significantly narrowed the technology differentials between ASE Test and our IDM customers. To that end, we have aligned our technology platforms closely with our IDM partners. We have also gained from diversification of customer base as well as scale efficiencies to the point that it is in our IDM customers’ operational and economic interest to continue to outsource their previously captive operations to us. We believe that we will continue to benefit from this IDM outsourcing trend through 2005 and beyond.

Looking Forward to the rest of 2005
Following a year of top line and market share growth in 2004, 2005 will be a year that ASE Test focuses on fundamentals including improving operational efficiencies, enhancing quality systems, making prudent investments and refining pricing strategies while we continue to be cashflow and profitability oriented. It’s about execution – doing the same things better than our competitors in order to increase our commanding lead a day at a time.

ASE GROUP	ASE Test Limited 10 West 5th Street, Nantze Export Processing Zone Nantze District, Kaoshiung City, Taiwan Tel: +886.7.363.6641 Fax: +886.7.363.6663 Registration No. 199508552K

Once again, we would like to thank our employees, customers, shareholders, and suppliers for giving their ongoing support to ASE Test and its management team in their delivery of excellent results for 2004. We look forward to presenting another year of outstanding results in 2005.

Jason Chang Chairman ASE Test Limited

Item 2

ASE TEST LIMITED
(Co. Reg. No. 199508552K)
(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninth Annual General Meeting of ASE TEST LIMITED will be held at 7 Ang Mo Kio Street 64, #01-01, Singapore 569086 on Friday, 24th June, 2005 at 10.00 a.m. (Singapore time) to transact the following business:-

ORDINARY BUSINESS

1.	ACCOUNTS AND REPORTS

To receive and consider and, if thought fit, to adopt the Audited Accounts of the Company together with the Reports of the Directors and the Auditors in respect of the financial year ended 31 December 2004.

2.	RETIREMENT AND RE-ELECTION OF DIRECTORS

(a)	To re-elect Mr. Jason Chien-Shen Chang who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(b)	To re-elect Mr. Richard Hung-Pen Chang who, retires pursuant to Article 89 and being efigibfe, offers himself for re-election.

(c)	To re-elect Mr. Chin Ko-Chien who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(d)	To re-elect Mr. Raymond Jui-Jung Lo who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(e)	To re-elect Mr. Alan Tien-Cheng Cheng who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(f)	To re-elect Mr. David Dah-Hwa Tsang who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(g)	To re-elect Mr. Albert Chien-Shin Yu who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

(h)	To re-elect Mr. Sim Guan Seng who, retires pursuant to Article 89 and being eligible, offers himself for re-election.

3.	RE-ELECTION OF DIRECTOR

To re-elect Mr. Freddie Hsi-Liang Liu who, being appointed as a Director by the Directors retires pursuant to Article 95 and being eligible, offers himself for re-election.

4.	RE-APPOINTMENT OF AUDITORS

To re-appoint Messrs. Deloitte & Touche as auditors of the Company and to authorise the Directors to fix their remuneration for the next financial year.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

5.	AUTHORITY TO ISSUE SHARES

To consider and, if thought fit, to pass, with or without modification, the foflowing resolution as an Ordinary Resolution:-

"RESOLVED That, pursuant to the provisions of Section 161 of the Companies Act, Cap. 50 and subject to the provisions of that Act and the Articles of Association of the Company, the Directors be and are hereby authorised to issue shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

6.	AUTHORITY TO ISSUE SECURITIES

To consider and, if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution:-

"RESOLVED That, subject to the provisions of the Companies Act, Cap. 50 and the Articles of Association of the Company, approval be and is hereby given to the directors to:-

(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new ordinary shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

	(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

	(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

(ii)	allot and issue from time to time:-

	(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

	(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be al!otted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

	(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters."

7.	DIVIDEND POLICY

To consider and if thought fit, to approve the continued adoption of the following as the dividend policy of the Company:-

"That the Company's earnings be retained to finance the devefopment and expansion of the Company's business and operations and that no dividends be paid for the foreseeable future."

Dated this 13th day of May 2005.

BY ORDER OF THE BOARD

TAN SU MAY
Secretary

NOTES:

1.	Members wishing to vote by proxy should complete and return the attached proxy form.

2.	The proxy form of an individual member shall be signed either by the member personally or by his attorney. The proxy form of a corporate member shall be given either under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporate member.

3.	A member entitled to attend and vote is entitled to appoint any number of proxies to attend and vote instead of the member.

4.	Where a member appoints more than one proxy, the appointment shall be invalid unless the member specifies the proportions of his holdings to be represented by each proxy.

5.	A proxy need not be a member of the Company.

6.	A member which is a corporation may either complete and lodge the proxy form, or appoint a representative by way of the issue of a Certificate of Appointment in the form attached as a specimen and if a representative is appointed, the Certificate of Appointment may be presented at the door for admission to the Meeting.

7.	The proxy form (and, if relevant, the original power of attorney, or a certified copy thereof) must be deposited at The Bank of New York, 101 Barclay Street, New York NY 10286, U.S.A., Attention: Ms. Kerri J. Shenkin not less than 48 hours before the time for holding the Ninth Annual General Meeting, that is by no later than 10.00 a.m. on Wednesday, 2nd June, 2005 (Singapore time) or 10.00 p.m. on Tuesday, 21st June, 2005 (New York time), failing which the proxy shall not be treated as valid.

8.	Mr. Kanapathi AL Kuppusamy, Mr. Wang Yung-Kang and Mr. David Shih-Hua Pan retire as Directors of the Company at the Annual General Meeting pursuant to Article 89 of the Articles of Association of the Company and will not be seeking re-election as Directors.

     PROXY FORM
ASE TEST LIMITED
(Co. Reg. No. 199508552K)
Registered Office: One Marina Boulevard #28-00, Singapore 018989
Business Address: 10 West 5th Street, N.E.P.Z. Kaohsiung, Taiwan,
Republic of China

I/We	BLOCK LETTERS
Of
Being a member/s of ASE Test Limited hereby appoint:
Name
Of

failing whom the Chairman of the Meeting, as my/our proxy to vote and act for me/us and on my/our behalf and, if necessary, to demand a poll, at the Ninth Annual General Meeting of the Company to be held at 7 Ang Mo Kio Street 64, #01-01, Singapore 569086 on Friday, 24th June, 2005 at 10.00 a.m. (Singapore time) and at any adjournment thereof.

Should you desire to direct your proxy how to vote, please indicate your directions in the appropriate box below against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.

			FOR	AGAINST	ABSTAIN

1.	To adopt the 2004 Accounts and Reports.		☐	☐	☐

2.	To re-elect each of the following directors retiring pursuant to Article 89:-

	(a)	Mr. Jason Chien-Shen Chang	☐	☐	☐

	(b)	Mr. Richard Hung-Pen Chang	☐	☐	☐

	(c)	Mr. Chin Ko-Chien	☐	☐	☐

	(d)	Mr. Raymond Jui-Jung Lo	☐	☐	☐

	(e) Mr. Alan Tien-Cheng Cheng	☐	☐	☐

	(f) Mr. David Dah-Hwa Tsang	☐	☐	☐

	(g) Mr. Albert Chien-Shin Yu	☐	☐	☐

(h) Mr. Sim Guan Seng

3.	To re-elect Mr. Freddie Hsi-Liang Liu as a director of the Company pursuant to Article 95.	☐	☐	☐

4.	To re-appoint Messrs. Deloitte & Touche as Auditors and to authorise the Directors to fix their remuneration.	☐	☐	☐

5.	Authority to Issue Shares.	☐	☐	☐

6.	Authority to Issue Securities.	☐	☐	☐

7.	To approve the continued adoption of the dividend policy of the Company.	☐	☐	☐

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

Signed this ______ day of ________________ 2005.

Signature of Shareholder(s)

________________________________

NOTES:

1.	Members wishing to vote by proxy should complete and return this proxy form.

2.	The proxy form of an individual member shall be signed either by the member personally or by his attorney. The proxy form of a corporate member shall be given either under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporate member.

3.	A member entitled to attend and vote is entitled to appoint any number of proxies to attend and vote instead of the member.

4.	Where a member appoints more than one proxy, the appointment shall be invalid unless the member specifies the proportions of his holdings to be represented by each proxy.

5.	A proxy need not be a member of the Company.

6.	The proxy form (and, if relevant, the original power of attorney, or a certified copy thereof) must be deposited at The Bank of New York, 101 Barclay Street, New York NY10286, U.S.A., Attention: Ms. Kerri J. Shenkin not less than 48 hours before the time for holding the Ninth Annual General Meeting, that is by no later than 10.00 a.m. on Wednesday, 22nd June, 2005 (Singapore time) or 10.00 p.m. on Tuesday, 21st June, 2005 (New York time), failing which the proxy shall not be treated as valid.

PROXY STATEMENT

     This Proxy Statement is being furnished pursuant to the Proxy Form for the Ninth Annual General Meeting (“AGM”) of ASE Test Limited (“ASE Test” or the “Company”) to be held on Friday, June 24, 2005 at 10:00 a.m. (Singapore time).

I.    STOCKHOLDER ADOPTION OF ASE TEST’S AUDITED ACCOUNTS

     ASE Test seeks stockholder adoption of the audited accounts of ASE Test (the “Audited Accounts”), which have been prepared under Republic of China Generally Accepted Accounting Principles, with reconciliation to United States Generally Accepted Accounting Principles, as appropriate, in respect of the financial year ended December 31, 2004. Along with the Audited Accounts, ASE Test seeks stockholder adoption of the reports of the Directors and the auditors in respect of the same financial period (the “Reports of the Directors and the Auditors”). A copy of each of ASE Test’s Audited Accounts and the Reports of the Directors and the Auditors is included in the enclosed 2004 ASE Test Annual Report.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon.

     The Board of Directors of ASE Test (the “Board of Directors”) recommends a vote FOR this proposal.

II.    RETIREMENT AND RE-ELECTION OF JASON CHIEN-SHEN CHANG AS A DIRECTOR

     Jason Chien-Shen Chang will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Jason Chien-Shen Chang served as Chairman for the Company from June 1996 to December 2000 and since April 2004. He has also served as Chairman of ASE, Inc. since its founding in March 1984 and its Chief Executive Officer since May 2003. He holds a degree in electrical engineering from National Taiwan University and a master’s degree from the Illinois Institute of Technology.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Jason Chien-Shen Chang as a director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

1

III.    RETIREMENT AND RE-ELECTION OF RICHARD HUNG-PEN CHANG AS A DIRECTOR

     Richard Hung-Pen Chang will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Richard Hung-Pen Chang has served as a Director for the Company since June 1996. Mr. Chang has served as Chairman for the Company from 2001 to April 2004. Mr. Chang served as Vice Chairman for the Company from 1996 to 2001. Mr. Chang is also the Vice Chairman of ASE, Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan.

     The affirmative vote of a majority of the votes east at the AGM by the stockholders entitled to vote thereon is required for the election of Richard Hung-Pen Chang as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

IV.   RETIREMENT AND RE-ELECTION OF CHIN KO-CHIEN AS A DIRECTOR

     Chin Ko-Chien will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Chin Ko-Chien has served as a Director for the Company since June 1996 and a director of ASE Test, Inc. (“ASE Test Taiwan”) since December 1994. Mr. Chin is also a director of ASE, Inc. where he has worked since 1984. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Chin Ko-Chien as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

V.    RETIREMENT AND RE-ELECTION OF RAYMOND JUI-JUNG LO AS A DIRECTOR

     Raymond Jui-Jung Lo will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

2

     Raymond Jui-Jung Lo has served as a Director for the Company since August 2000. Mr. Lo was appointed President of the Company in April 2004 and has served as President of ASE Test, Inc. since December 1999 after serving as Vice President of operations at ASE, Inc. since 1986. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Raymond Jui-Jung Lo as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

VI.    RETIREMENT AND RE-ELECTION OF ALAN TIEN-CHENG CHENG AS A DIRECTOR

     Alan Tien-Cheng Cheng will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Alan Tien-Cheng Cheng has served as a Director for the Company since June 1999 and is the Chairman of H.R. Silvine Electronics, Inc. as well as the Chairman of Hung Ching Development & Construction Co., Ltd., an affiliate of ASE, Inc. Mr. Cheng holds a degree in industrial engineering from Chung-Yuan University in Taiwan and a master’s degree in industrial engineering from Rhode Island University.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Alan Tien-Cheng Cheng as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

VII.    RETIREMENT AND RE-ELECTION OF DAVID DAH-HWA TSANG AS A DIRECTOR

     David Dah-Hwa Tsang will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     David Dah-Hwa Tsang has served as a Director for the Company since June 1996 and is the founder and Chairman of Oak Technology, Inc., a semiconductor manufacturer which is one of our customers. Prior to founding Oak Technology, Inc. Mr. Tsang founded and served as President and Chairman of Data Technology Corp., a manufacturer of disk controllers and high density disk drives, and co-founded Xebec, a manufacturer of disk

3

controllers. He holds a degree in electrical engineering from Brigham Young University and a master’s degree in electrical engineering from the University of Santa Clara.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of David Dah-Hwa Tsang as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

VIII.    RETIREMENT AND RE-ELECTION OF ALBERT CHIEN-SHIN YU AS A DIRECTOR

     Albert Chien-Shin Yu will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Albert Chien-Shin Yu has served as a Director for the Company since June 1996 and a director of ASE Test Taiwan since December 1994. Mr. Yu has been the publisher of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a master’s degree in business administration from San Francisco University.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Albert Chien-Shin Yu as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

IX.    RETIREMENT AND RE-ELECTION OF SIM GUAN SENG AS A DIRECTOR

     Sim Guan Seng will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and he has offered himself for re-election as a Director of ASE Test. A retiring Director shall be eligible for re-election.

     Sim Guan Seng has served as a Director for the Company since February 1996 and is a certified public accountant in Singapore and the sole proprietor of Sim Guan Seng & Co. Mr. Sim held various positions at Arthur Andersen and at GK Goh Stockbrokers in Singapore from 1983 to 1991. He holds a degree in accountancy from the National University of Singapore.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Sim Guan Seng as a Director of ASE Test.

4

     The Board of Directors recommends a vote FOR this proposal.

     X.    RETIREMENT AND RE-ELECTION OF FREDDIE HSI-LIANG LIU AS A DIRECTOR

     Freddie Hsi-Liang Liu will properly retire from his directorship position at ASE Test to be eligible for re-election pursuant to the Articles of Association of ASE Test, and has offered himself for re-election as a Director of ASE Test. A director appointed by the Board of Directors to fill a casual vacancy or as an additional Director shall be eligible for re-election.

     Freddie Hsi-Liang Liu has served as a director for the Company since October 2004 and has also served as the Financial Controller of ASE Group since August 2002 and the Chief Financial Officer of ASE Test since March 2004. Mr. Liu joined ASE Group in February 1997. Prior to joining ASE Group, Mr. Liu was a Vice President of corporate banking at Citibank, N.A. in Taipei. He holds a degree in diplomacy from the National Chengchi University in Taiwan and a master’s degree in business administration from the University of Michigan.

     The affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon is required for the election of Freddie Hsi-Liang Liu as a Director of ASE Test.

     The Board of Directors recommends a vote FOR this proposal.

XI.    STOCKHOLDER APPROVAL OF RE-APPOINTMENT OF INDEPENDENT AUDITORS

     ASE Test seeks stockholder approval for the appointment of Deloitte Touche, independent public accountants, as the independent auditors of ASE Test, to hold such office until the conclusion of the next Annual General Meeting of ASE Test. The Board of Directors also seeks stockholder approval to authorize the Board of Directors to fix the remuneration for Deloitte Touche in respect of its service to ASE Test for the financial year ending December 31, 2005.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon.

     The Board of Directors recommends a vote FOR this proposal.

XII.    STOCKHOLDER APPROVAL OF AUTHORITY TO ISSUE ORDINARY SHARES OF ASE TEST

     ASE Test seeks stockholder approval of the Board of Directors’ general and unconditional authority to issue, from time to time, authorized but unissued ordinary shares of ASE Test (“Ordinary Shares”) and to determine the price of such Ordinary Shares and

5

the consideration to be received therefor in connection therewith. The Companies Act of Singapore requires prior approval by the stockholders in a General Meeting of the Board of Directors’ authority to issue new Ordinary Shares. Such approval shall be in effect until the conclusion of the next Annual General Meeting of ASE Test or the expiration of the period within which the next Annual General Meeting of ASE Test is required by law to be held, whichever is the earlier. As of March 31, 2005, ASE Test had 499,940,969 authorized but unissued Ordinary Shares among the 600,000,000 authorized Ordinary Shares.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon.

     The Board of Directors recommends a vote FOR this proposal.

XIII.    STOCKHOLDER APPROVAL OF AUTHORITY TO ISSUE SECURITlES

     ASE Test seeks stockholder approval of the Board of Directors’ general authority to issue, from time to time, additional securities (the “Securities”), including, without limitation, warrants or options to subscribe for Ordinary Shares or other securities issued by ASE Test, debt securities, and securities which are convertible into or exchangeable or exercisable for Ordinary Shares or other securities issued by ASE Test. Such general authority includes, without limitation, the authority of the Board of Directors (1) to determine the price of such additional securities (the “Additional Securities”) and the consideration to be received therefor in connection with such issuance and (2) to enter into agreements, options, undertakings, guarantees and/or indemnities which would or might require the issue of Ordinary Shares or other securities by ASE Test on such terms and conditions as the Board of Directors considers to be appropriate.

     In addition, ASE Test seeks stockholder approval of the Board of Directors’ general authority to issue Ordinary Shares as may be required or permitted to be issued on the conversion, exchange or exercise of the Securities and Additional Securities or any of them to the holders of such Securities and Additional Securities on the conversion, exchange or exercise thereof. Such approval shall be in effect until the conclusion of the next Annual General Meeting of ASE Test or the expiration of the period within which the next Annual General Meeting of ASE Test is required by law to be held, whichever is earlier.

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon.

     The Board of Directors recommends a vote FOR this proposal.

XIV.    STOCKHOLDER APPROVAL OF ASE TEST’S DIVIDEND POLICY

     ASE Test seeks stockholder approval of the dividend policy of ASE Test (the “Dividend Policy”), which is as follows:

6

     “We intend to retain our earnings to finance the development and expansion of our business and operations and do not intend to pay dividends for the foreseeable future.”

     Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the stockholders entitled to vote thereon.

     The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

     As of the date of this Proxy Statement, ASE Test does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

     Stockholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with stockholders’ directions. Signing the proxy firm does not affect a stockholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will be voted for the (1) adoption of ASE Test’s Audited Accounts, (2) re-election of Jason Chien-Shen Chang as a Director, (3) re-election of Richard Hung-Pen Chang as a Director, (4) re-election of Chin Ko-Chien as a Director, (5) re-election of Raymond Jui-Jung Lo as a Director, (6) re-election of Alan Tien-Cheng Cheng as a Director, (7) re-election of David Dah-Hwa Tsang as a Director, (8) re-election of Albert Chien-Shin Yu as a Director, (9) re-election of Sim Guan Seng as a Director, (10) re-election of Freddie Hsi-Liang Liu as a Director, (11) re-appointment of independent auditors, (12) approval of authority to issue Ordinary Shares of ASE Test, (13) approval of authority to issue Securities and (14) approval of ASE Test’s Dividend Policy.

ASE Test Limited

Item 3

ASE TEST LIMITED AND SUBSIDIARIES
(Registration No. 199508552K)

REPORT OF THE DIRECTORS
AND FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

ASE TEST LIMITED AND SUBSIDIARIES

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

C O N T E N T S

PAGE

Report of the directors	1-8

Statement of directors	9

Auditors’ report	10-11

Consolidated balance sheet	12

Consolidated statements of income	13

Consolidated statements of changes in shareholders’ equity	14

Consolidated statements of cash flows	15-16

Notes to consolidated financial statements	17-60

Supplementary financial statements	61-67

ASE TEST LIMITED AND SUBSIDIARIES

REPORT OF THE DIRECTORS

The directors present their report together with the audited financial statements of the company and of the group for the financial year ended December 31, 2004.

1	DIRECTORS

The directors of the company in office at the date of this report are:

Joseph Hung-Szu Tung
Sim Guan Seng
Chin Ko-Chien
Yu Chien-Shin @ Albert Yu
Chang Hung-Pen Richard
David Dah-Hwa Tsang
David Shih-Hua Pan
Jeffrey Chen Chang-I
Wang Yung Kang
Alan, Tien-Cheng, Cheng
Kanapathi A/L Kuppusamy
Lo Jui-Jung Raymond
	Chang Chien-Shen, Jason	(Appointed on April 28, 2004)
	Liu His-Liang, Freddie	(Appointed on October 10, 2004)

2	ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the company to acquire benefits by means of the acquisition of shares or debentures in the company or any other body corporate except under the ASE Test Limited Stock Option Plans.

3      DIRECTORS’ INTERESTS IN SHARES AND DEBENTURES

The directors of the company holding office at the end of the financial year had no interests in the share capital and debentures of the company and related corporations as recorded in the register of directors’ shareholdings kept by the company under Section 164 of the Singapore Companies Act except as follows:

Name of directors and companies in which interests are held	At beginning of year or date of appointment, if later	At end of year

The Company -
ASE Test Limited	Shares of US$0.25 each

Yu Chien-Shin @ Albert Yu	45,176	45,176
Chang Hung-Pen Richard	1,046,276	1,046,276
Joseph Hung-Szu Tung	173,000	143,000
David Shih-Hua Pan	4,700	4,700
Chang Chien-Shen, Jason	183,908	183,908
Liu His-Liang, Freddie	16,000	16,000

Holding Company -
Advanced Semiconductor Engineering, Inc.	Shares of NTD10 each

Joseph Hung-Szu Tung	858,433	1,259,635
Chin Ko-Chien	587,983	1,031,771
Yu Chien-Shin @ Albert Yu	253,860	268,449
Chang Hung-Pen Richard	40,899,973	51,632,748
David Shih-Hua Pan	351,948	809,437
Wang Yung Kang	525,697	492,460
Alan, Tien-Cheng, Cheng	316,466	863,331
Jeffrey Chen Chang-I	526	34,627
Lo Jui-Jung Raymond	550,192	746,882
Chang Chien-Shen, Jason	22,280,327	36,084,709
Liu His-Liang, Freddie	226,871	239,909

Related Company -
ASE Technologies, Inc.	Shares of NTD10 each

Joseph Hung-Szu Tung	10,000	3,000
Chang Hung-Pen Richard	9,047	2,714
Chang Chien-Shen, Jason	81,593	24,477

Name of directors and companies in which interests are held	At beginning of year or date of appointment, if later	At end of year

	Options to subscribe for the following shares under the ASE Test Limited Stock Option Plans

The Company -
ASE Test Limited	Shares of US$0.25 each

Chin Ko-Chien	288,000	270,000
David Dah-Hwa Tsang	60,000	40,000
David Shih-Hua Pan	260,000	240,000
Jeffrey Chen Chang-I	255,000	235,000
Wang Yung Kang	133,000	115,000
Chang Hung-Pen Richard	1,260,000	1,260,000
Joseph Hung-Szu Tung	230,000	210,000
Yu Chien-Shin @ Albert Yu	60,000	40,000
Alan, Tien-Cheng, Cheng	60,000	40,000
Lo Jui-Jung Raymond	255,000	255,000
Kanapathi A/L Kuppusamy	156,000	156,000
Chang Chien-Shen, Jason	2,240,000	2,240,000
Liu His-Liang, Freddie	55,000	55,000

	Options to subscribe for the following shares under the ASE Inc. Stock Option Plans
Holding Company -
Advanced Semiconductor Engineering, Inc.	Shares of NTD 10 each

Chang Chien-Shen, Jason	4,800,000	9,800,000
Chang Hung-Pen Richard	3,200,000	6,200,000
David Shih-Hua Pan	600,000	600,000
Jeffrey Chen Chang-I	700,000	1,050,000
Chin Ko-Chien	1,300,000	1,800,000
Wang Yung Kang	500,000	500,000
Joseph Hung-Szu Tung	600,000	900,000
Lo Jui-Jung Raymond	750,000	1,150,000
Kanapathi A/L Kuppusamy	600,000	600,000
Liu His-Liang, Freddie	400,000	650,000

4	DIRECTORS’ RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for US$20,833 which the Company has paid to certain directors as their remuneration. Certain directors received remuneration from related corporations in their capacities as directors or executives of those corporations.

5	SHARE OPTIONS

The company has six stock option plans, the 1996 Executive Management Option Plan (the “1996 Plan”), the 1997 Option Plan (the “1997 Plan”), the 1998 Option Plan (the “1998 Plan”), the 1999 Option Plan (the “1999 Plan”) and the 2000 Option Plan (the “2000 Plan”) and the 2004 Option Plan (the “2004 Plan”).

The 1996, 1997, 1998, 1999, 2000 and 2004 Option Plans

Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares, 12,000,000 shares and 2,500,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999, 2000 and 2004 Option Plans respectively. The 1996, 1997 and 1998 Option Plans grant the following stock options to purchase the company’s share which are exercisable based on a vesting schedule over a period of five years until the expiration of options five years after grant, to directors, officers, key employees and independent consultants. The 1999, 2000 and 2004 Option Plans provide that 2,000,000 ordinary shares, 12,000,000 ordinary shares and 2,500,000 ordinary shares respectively, which are exercisable based on a vesting schedule over a period of five years until the expiration of options ten years after grant, will be reserved for issuance to directors, officers, key employees and independent consultants. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

(a)	ASE Test Limited Stock Option Plans

	Stock Option Plan			Exercise Price	Numbers of shares granted	Expiry date

				US$
	1996	Option Plan
		I	R&F 2	3.00	40,000	August 27, 2001
		II	DIR/R&F	3.50	7,750,000	June 6, 2001
		III	R&F 3	5.00	12,000	January 13, 2002
		IV	R&F 4	5.4688	2,010,000	March 2, 2002
		V	C961	14.00	163,200	November 30, 2002
		VI	C962	13.4375	45,800	November 2, 2003
		VII	R&F 5	20.00	187,500	August 10, 2004
		VIII	C963	25.00	34,900	April 19, 2005

	1997	Option Plan
		I	P971	9.5625	2,720,000	June 15, 2002
		II	C971	14.00	16,000	November 30, 2002
		III	C972	13.4375	16,600	November 3, 2003
		IV	P972	20.00	480,000	August 10, 2004
		V	C973	25.00	16,100	April 19, 2005

	1998	Option Plan
		I	P981	11.00	1,269,680	September 17, 2003
		II	P982	20.00	325,000	August 10, 2004
		III	C981	25.00	9,000	April 19, 2005

Stock Option Plan			Exercise Price	Numbers of shares granted	Expiry date

			US$

1999	Option Plan
	I	P991	20.00	550,000	August 10, 2009
	II	P992	20.00	1,200,000	August 10, 2009
	III	C991	25.00	124,000	April 19, 2010
	IV	P994	25.00	228,000	April 19, 2010
	V	C992	9.00	24,000	November 13, 2011
	VI	P995	6.50	20,000	May 4, 2014

2000	Option Plan
	I	P001	8.875	9,535,150	January 5, 2011
	II	P002	11.5	237,500	April 12, 2011
	III	C001	9.00	362,000	November 13, 2011
	IV	C002	12.00	55,000	May 7, 2012
	V	P003	8.00	104,500	July 24, 2012
	VI	C003	6.10	255,000	November 7, 2012
	VII	P004	12.95	2,000,000	December 11, 2013
	VIII	P005	6.5	120,000	May 4, 2014

2004	Option Plan
	I	P041	5.5	60,000	August 9, 2014
	II	P042	6.1	60,000	October 22, 2014

Each option exercise price is equal to the market price of the company’s shares on the date of grant of the option and options issued under the 1996, 1997 and 1998 Option Plans will expire after five years from their respective dates of grant while options issued under the 1999, 2000 and 2004 Option Plans will expire after ten years from their respective dates of grant.

(b)

Issue of shares under Option, Options granted and unissued shares under Option

During the financial year, the following numbers of share options were granted, exercised and lapsed due to resignations, under the respective Stock Option Plans:

1996 Plan

	I		II		III

	2004	2003	2004	2003	2004	2003

Outstanding options, at
beginning of year	-	-	-	-	-	-
Exercised	-	-	-	-	-	-

Outstanding options, at end
of year	-	-	-	-	-	-

Exercisable options, at
end of year	-	-	-	-	-	-

	1996 Plan

	IV		V		VI		VII		VII

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding options,
at beginning of year	-	-	-	-	-	24,520	127,500	139,500	34,900	34,900
Exercised	-	-	-	-	-		-	-	-	-
Forfeited	-	-	-	-	-	(180)	(72,000)	(12,000)	-	-
Expired	-	-	-	-	-	24,340)	(55,500)	-	-	-

Outstanding options,
at end of year	-	-	-	-	-		-	127,500	34,900	34,900

Exercisable options,
at end of year	-	-	-	-	-		-	99,800	31,410	24,430

	1997 Plan

		I		II	III		IV

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding options,
at beginning of year	-	-	-	-	-	7,244	216,840	401,840	16,100	16,100
Exercised	-	-	-	-	-		-	-	-	-
Forfeited	-	-	-	-	-	(1,110	(10,000)	(185,000)	-	-
Expired	-	-	-	-	-	(6,134)	(206,840)	-	-	-
Outstanding options,
at end of year	-	-	-	-	-		-	216,840	16,100	16,100

Exercisable options,
at end of year	-	-	-	-	-		-	173,080	14,490	11,270

		1998 Plan

	I		II		III

	2004	2003	2004	2003	2004	2003

Outstanding options, at beginning of year	-	952,185	292,000	311,000	9,000	9,000
Exercised	-	-	-	-	-	-
Forfeited	-	-	(1,000)	(19,000)	-	-
Expired	-	(952,185)	(291,000)	-	-	-

Outstanding options, at end of year	-	-	-	292,000	9,000	9,000

Exercisable options, at end of year	-	-	-	232,800	8,100	6,300

			1999 Plan

	I		II		III

	2004	2003	2004	2003	2004	2003

Outstanding options, at beginning of year	359,400	385,100	1,200,000	1,200,000	113,000	113,000
Exercised	-	-	-	-	-	-
Forfeited	(25,600)	(25,700)	-	-	-	-
Expired/Lapsed	-	-	(1,200,000)	-	-	-

Outstanding options, at end of year	333,800	359,400	-	1,200,000	113,000	113,000

Exercisable options, at end of year	333,800	285,540	-	1,200,000	101,700	79,100

		1999 Plan

	IV		V		VI

	2004	2003	2004	2003	2004	2003

Outstanding options, at beginning of year	223,000	223,000	22,000	22,000	-	-
Granted	-	-	-	20,000	-	-
Exercised	-	-	(10,000)	-	-	-
Forfeited	(5,000)	-	-	-	-	-
Expired	-	-	-	-	-	-

Outstanding options, at end of year	218,000	223,000	12,000	22,000	20,000	-

Exercisable options, at end of year	196,200	156,100	2,400	7,600	2,000	-

	2000 Plan

	I		II		III		IV

	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding options, at beginning of year	7,747,778	8,485,074	187,400	236,400	342,200	356,000	55,000	55,000
Exercised	(469,565)	(441,426)	(7,550)	(25,000)	(14,600)	(7,800)	(2,000)	-
Forfeited	(248,915)	(295,870)	(400)	(24,000)	(26,500)	(6,000)	-	-

Outstanding options, at end of year	7,029,298	7,747,778	179,450	187,400	301,100	342,200	53,000	55,000

Exercisable options, at end of year	4,618,822	3,559,433	115,700	80,650	174,300	132,200	25,500	16,500

				2000 Plan

		V		VI	VII		VIII

	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding options, at beginning of year	104,300	104,500	251,000	255,000	2,000,000	-	-	-
Granted	-	-	-	-	-	2,000,000	120,000	-
Exercised	(4,600)	(200)	(4,500)	(4,000)	-	-	-	-
Forfeited	(8,400)	-	(20,000)	-	-	-	-	-

Outstanding options, at end of year	91,300	104,300	226,500	251,000	2,000,000	2,000,000	120,000	-

Exercisable options, at end of year	35,800	20,700	85,500	47,000	200,000	47,000	12,000	-

		2004 Plan

	I		II
	2004	2003	2004	2003

Outstanding options, at beginning of year	-	-	-	-
Granted	60,000	-	60,000	-
Forfeited	-	-	-	-

Outstanding options, at end of year	60,000	-	60,000	-

Exercisable options, at end of year	-	-	-	-

6	AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

ON BEHALF OF THE DIRECTORS

April 15, 2005

ASE TEST LIMITED AND SUBSIDIARIES

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying supplementary financial statements of the company and consolidated financial statements of the group set out on pages 12 to 67 are drawn up so as to give a true and fair view of the state of affairs of the company and of the group as at December 31, 2004 and of the results, changes in equity and cash flows of the group for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

ON BEHALF OF THE DIRECTORS

April 15, 2005

Deloitte &Touche Certified Public Accountants 6 Shenton Way #32-00 DBS Building Tower Two Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com

AUDITORS' REPORT TO THE MEMBERS OF

ASE TEST LIMITED

We have audited the consolidated financial statements of ASE Test Limited as set out on pages 12 to 60 (the “ROC GAAP financial statements”) and the supplementary financial statements of the Company set out on pages 61 to 67 (the “supplementary financial statements”) and, collectively, the “statutory financial statements”.

The ROC GAAP financial statements have been prepared to present the consolidated fmancial position, results, changes in equity and cash flows of the ASE Test Limited and its subsidiaries (“the Group”) under generally accepted accounting principles applicable in the Republic of China (“ROC GAAP”). The supplementary financial statements have been prepared to present the financial position of the Company and other additional information required by the Singapore Companies Act, Cap. 50 (the “Act”).

The statutory financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a)	the statutory financial statements are properly drawn up in accordance with the provisions of the Act, as modified by exemption orders granted by the Accounting and Corporate Regulatory Authority of Singapore and generally accepted accounting principles in the Republic of China, and so as to give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004, and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b)	the accounting and other records required by the Act to be kept by the Company and by the subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Audit • Tax • Consulting • Financial Advisory •	Member of Deloitte Touche Tohmatsu

Certain accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). A description of the differences and the adjustments required to present the consolidated fmancial statements in US GAAP are set out in Note 24 to the consolidated financial statements.

Certified Public Accountants

Singapore
April l5, 2005

ASE TEST LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Expressed in Thousands U.S. Dollars, Except Share Data)

	December 31			December 31

ASSETS	2003	2004	LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents (Note 2)	$70,949	$39,489	Short-term borrowings (Notes 9 and 19)	$17,096	$35,789
Short-term investments (Note 2)	6,000	20,000	Commercial paper (Notes 10 and 19)	18,539	28,474
Notes and accounts receivable, net (Note 4)	82,569	89,202	Notes and accounts payable	20,176	16,053
Receivables from related parties (Note 18)	11,237	12,531	Payable to related parties (Note 18)	11,479	9,284
Inventories—net (Notes 2 and 5)	21,174	44,355	Payable for fixed assets	52,780	33,478
Deferred income tax assets—net (Notes 2 and 17)	6,302	4,581	Income tax payable	4,177	3,206
Pledged time deposit (Note 19)	3,288	3,576	Current portion of long-term debts (Notes 11 and 19)	23,750	45,740
Prepayments and other	8,164	13,312	Accrued expenses and other	28,853	29,860

Total current assets	209,683	227,026	Total current liabilities	176,880	201,884

LONG-TERM INVESTMENTS (Notes 2 and 6)	104,021	133,699	LONG-TERM DEBTS (Notes 11 and 19)	248,028	273,020

PROPERTIES—Net (Notes 2, 3, 7, 14, 18, 19 and 23)	572,086	636,270	ACCRUED PENSION COST (Notes 2 and 13)	3,992	5,119

DEFERRED INCOME TAX ASSETS—Net (Notes 2 and 17)	16,662	41,323	DEFERRED INCOME TAX LIABILITIES (Notes 2 and 17)	1,021	1,016

OTHER ASSETS	13,378	19,179	OTHER LIABILITIES	2,139	2,479

CONSOLIDATED DEBITS (Notes 2, 3 and 8)	62,217	25,612	Total liabilities	432,060	432,060

			SHAREHOLDERS' EQUITY (Notes 1, 2 and 12)
			Capital stock—$0.25 par value
			Authorized—600,000,000 ordinary shares
			Issued and outstanding—99,067,790
			ordinary shares in 2002 and 99,546,216 ordinary shares in 2003	24,887	25,015
			Capital surplus-paid in capital	450,635	455,059
			Retained earnings	136,299	161,438
			Unrealized loss on long-term investments in shares of stock	(400)	(60)
			Unrecognized pension cost	(578)	-
			Cumulative translation adjustments	(64,856)	(418,861)

			Total shareholders’ equity	545,987	599,591

TOTAL ASSETS	$978,047	$1,083,109	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$978,047	$1,083,109

The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In Thousands of U.S. Dollars, Except Per Share Data)

	2002	2003	2004

NET REVENUES (Notes 2 and 23)	$301,962	$391,930	$621,138

COST OF REVENUES (Notes 14 and 18)	280,573	322,542	514,052

GROSS PROFIT	21,389	69,388	107,086

OPERATING EXPENSES (Notes 14 and 18)
Selling (Note 2)	6,248	8,551	11,393
General and administrative	37,439	39,833	44,601
Research and development (Note 2)	18,342	19,833	23,325

Total operating expenses	62,029	68,217	79,319

(LOSS) INCOME FROM OPERATIONS	(40,640)	1,171	27,767

NONOPERATING INCOME (EXPENSES)
Interest, net (Notes 2, 7 and 15)	(14,396)	(12,623)	(6,316)
Investment (loss) income under equity method, net
(Notes 2 and 6)	(1,496)	4,259	9,844
Impairment loss on assets (Notes 2, 3 and 16)	(35,321)	-	(26,500)
Foreign exchange (loss) gain, net (Notes 2 and 21)	(1,169)	(795)	233
Other, net	1,511	684	(1,077)

Total non-operating expenses	(50,871)	(8,475)	(23,816)

(LOSS) INCOME BEFORE INCOME TAX AND
EXTRAORDINARY LOSS	(91,511)	(7,304)	3,951

INCOME TAX BENEFIT (Notes 2 and 17)	10,243	5,992	21,188

(LOSS) INCOME BEFORE EXTRAORDINARY LOSS	(81,268)	(1,312)	25,139

EXTRAORDINARY LOSS (Note 11)	-	(2,203)	-

NET (LOSS) INCOME	$(81,268)	$(3,515)	25,139

(LOSS) EARNINGS PER SHARE
Basic and diluted
(Loss) Earnings before extraordinary loss	$(0.82)	$(0.02)	$0.25
Extraordinary loss	-	(0.02)	-

	$(0.82)	$(0.04)	$0.25

INFORMATION ON NUMBERS OF SHARES
Basic	98,600,205	99,110,225	100,037,524

Diluted	98,600,205	99,110,225	100,111,113

The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in Thousands U.S. Dollars)

	Capital Stock		Capital Surplus	Earnings	Unrealised Loss on Long-term Investment in Shares of Stock	Unrecognised Pension Cost	Cumulative Translation Adjustment	Total Shareholders Equity
	Shares	Amount

BALANCE, JANUARY 1, 2002	96,647,199	$24,162	$428,205	$220,767	($442)	$ -	($75,169)	$597,523

Issuance of new shares under stock option plans	2,420,591	605	20,173	-	-	-	-	20,778
Adjustment of prior years’ of equity gain on in subsidiary
disposal of due property, to reversal plant and equipment	-	-	(315)	315	-	-	-	-
Consolidated net loss in 2002	-	-	-	(81,268)	-	-	1	(81,268)
Unrealized loss on long-term investments in
shares of stock	-	-	-	-	(169)	-	-	(169)
Translation adjustments	-	-	-	-	-	-	2,075	2,075

BALANCE, DECEMBER 31, 2002	99,067,790	24,767	448,063	139,814	(611)	-	(73,094)	538,939

Issuance of new shares under stock option plans	478,426	120	4,170	-	-	-	-	4,290
Adjustment from changes in ownership percentage
of investee	-	-	(1,598)	-	-	-	-	(1,598)
Consolidated net loss in 2003	-	-	-	(3,515)	-	-	-	(3,515)
Reversal of unrealized loss on long-term investments in shares of stock	-	-	-	-	211	-	-	211
Unrecognized pension cost	-	-	-	-	-	(578)	-	(578)
Translation adjustments	-	-	-	-	-	-	8,238	8,238

BALANCE, DECEMBER 31, 2003	99,546,216	24,887	450,635	136,299	(400)	(578)	(64,856)	545,987

Issuance of new shares under stock option plans	512,815	128	4,424	-	-	-	-	4,552
Consolidated net loss in 2004	-	-	-	25,139	-	-	-	25,139
Reversal of unrealized loss on long-term investments in shares of stock	-	-	-	-	340	-	-	211
Reversal of unrecognized pension cost	-	-	-	-		578	-	(578)
Translation adjustments	-	-	-	-	-	-	22,995	22,995

BALANCE, DECEMBER 31, 2003	100,059,031	$25,015	$455,059	$161,438	($60)	$ -	($41,861)	$599,591

The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In Thousands of U.S. Dollars)

	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(81,268)	$(3,515)	$25,139
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	154,251	142,377	164,908
Impairment loss on assets	35,321	-	26,500
Accrued interest on convertible notes	12,161	8,414	-
Provision for doubtful accounts and sales discounts	285	1,180	2,491
Investment loss (income) under equity method	1,496	(4,259)	(9,844)
Loss on early redemption of convertible notes	-	2,203	-
Deferred income taxes	(7,804)	(1,207)	(20,597)
Other	(24)	462	729

	114,418	145,655	189,326
Changes in operating assets and liabilities
Notes and accounts receivable	(10,838)	(34,458)	(9,123)
Receivable from related parties	(1,505)	(863)	1,565
Inventories	380	(8,115)	(23,161)
Prepayments and other	2,717	120	(6,827)
Notes and accounts payable	3,638	4,744	(4,123)
Payable to related parties	(3,010)	5,521	3,841
Income tax payable	(440)	1,072	(971)
Accrued pension cost	857	2,161	1,868
Accrued expenses and other	(2,317)	18,828	1,317

Net cash provided by operating activities	103,900	134,665	153,712

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (Increase) in short-term investments	29,003	(3,500)	(14,000)
Acquisition of property, plant, and equipment	(108,717)	(142,674)	(228,610)
Acquisition of long-term investments in shares of stock	-	(5,963)	(19,613)
Purchase of ISE Labs shares	(50,161)	-	-
Increase in pledged time deposits	(963)	(2,051)	(288)
Proceeds from sales of property, plant, and equipment	5,625	5,646	28,671
Increase in other assets	(6,334)	(8,043)	(19,781)

Net cash used in investing activities	(131,547)	(156,585)	(253,621)

			(Continued)

	2002	2003	2004

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	$21,037	$3,354	$5,488
Increase (Decrease) in short-term borrowings	14,651	(7,501)	18,693
Increase (Decrease) in commercial paper	19,403	(864)	9,935
Proceeds from long-term debts	41,865	226,617	121,511
Early redemption of convertible notes	-	(209,005)	-
Repayments of long-term debts	(58,245)	(36,642)	(86,252)

Net cash provided by (used in) financing activities	38,711	(24,041)	69,375

TRANSLATION ADJUSTMENTS	1,699	(1,918)	(926)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,763	(47,879)	(31,460)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	106,065	118,828	70,949

CASH AND CASH EQUIVALENTS, END OF YEAR	$118,828	$70,949	$39,489

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$4,361	$4,595	$6,795

Income tax paid	$217	$-	$243

Cash paid for acquisition of property, plant, and equipment
Acquisition of property, plant, and equipment	$126,009	$171,271	$210,656
(Increase) Decrease in payable	(2,178)	(2,955)	25,338
Increase in capital lease obligation	(15,114)	(25,642)	(7,384)

	108,717	$142,674	$228,610

Cash received from sales of property, plant, and equipment
Sales price	$5,625	$6,680	$31,530
Increase in receivable	-	(1,034)	(2,859)

	$5,625	$5,646	$28,671

Cash received from issuance of ordinary shares
(net of issuance expense)	$20,778	$4,290	$4,552
Decrease (Increase) in receivable for issuance of
ordinary shares	259	(936)	936

	$21,037	$3,354	$5,488

			(Concluded)

The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2004 (In Thousands of U.S. Dollars, Except Share Data and Unless Stated Otherwise)

1	ORGANIZATION AND ORERATION

Overview

ASE Test Limited (“ASE Test” or the “Company”) is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. (“ASE Inc.”), and other individuals acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Since June 1996, the Company’s shares have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”.

J & R Holding Limited, a shareholder of the Company, sold 6,000,000 shares and 5,000,000 shares in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (the “TDR”). The TDRs are traded on the Taiwan Stock Exchange under the Symbol “9101” and each unit of TDR represents 0.0125 share of the Company’s stock.

Set forth is a brief overview of the Company’s organization structure and its equity stakes in the consolidated subsidiaries.

The Company has four direct subsidiaries:

	a.	ASE Test, Inc. (incorporated in the Republic of China (“ROC”) in December 1987), which is engaged in the testing of semiconductors.

	b.	ASE Holdings (Singapore) Pte Ltd (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

	c.	ASE Test Holdings Limited (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which holds shares in ASE Group companies; and

	d.	ASE Test Finance Limited (“ASE Test Finance”) (incorporated in Mauritius in June 1999), which is engaged in financing activities.

ASE Test, Inc. had a wholly-owned subsidiary, ASE Test (USA), Inc. (incorporated in the U.S. in October 1995), which was dissolved in 2003.

ASE Holdings (Singapore) Pte Ltd has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, U.S.A. in November 1983), ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, ASE Singapore Pte Ltd, ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front- end engineering testing and final testing of semiconductors.

As of December 31, 2003 and 2004, the Company and its subsidiaries had employees of about 7,000 and 9,200, respectively.

2	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the ROC (“ROC GAAP”). Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to generally accepted accounting principles in the United States (“U.S. GAAP”) (see Note 24) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc. The accompanying consolidated balance sheets are presented for the two years ended as of December 31, 2003 and 2004 and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2002, 2003 and 2004.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

All intercompany accounts and transaction have been eliminated. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits or debits and are amortized on the straight-line method over 10 years.

Use of Estimates

The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for sale discounts and doubtful accounts, inventories, useful lives of property and equipment, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities to be settled within one year are classified as current. All other assets and liabilities are classified as noncurrent.

Cash and Cash Equivalents

The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

Short-term Investments

Short-term investments are carried at cost less allowance for decline in market value if any.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on an analysis of the aging of accounts and an evaluation of the collectibility of receivables.

Inventories

Inventories are stated at the lower of cost or market, generally using the weighted average cost method. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

Long-term Investments in Shares of Stock

Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company’s operation are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company’s proportionate shares in the net earnings or losses of the investee companies. Such proportionate shares in net earnings or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. The consolidated debits representing the excess of the investment cost over the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, are amortized on the straight-line method over 10 years. Changes in the Company’s ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and capital surplus.

Other long-term investments in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) are made when the market value of an investment is lower than its carrying value. If a decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends are accounted for only as increases in number of shares held. Cash dividends are recognized as income on the declaration date.

Property, Plant, and Equipment

Property, plant, and equipment, except for leased machinery and equipment, are stated at cost. Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased machinery and equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized while maintenance and repairs are expensed currently.

Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 53 to 60 years (lease period); buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 6 years; furniture and fixtures, 5 to 8 years; and leased assets, 5 years. Leasehold improvements and improvements on building and business flats are amortized on a straight-line basis over the shorter of the useful life of the improvements or the lease term of the building. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, its residual value is depreciated over its reestimated service life.

When plant and equipment are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

Deferred Charge

Deferred charges are amortized as follows: tools, 2 years; utility, telecommunications and computer network systems, 2 -5 years; and others, 2 to 5 years.

Consolidated Debits

The consolidated debits as shown in the balance sheets represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized on the straight-line method over 10 years.

Pension Cost

Pension cost is recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

An additional accrued pension cost must be recognized if the accumulated benefit obligation exceeds the fair value of plan assets. The debit is either to an other asset-deferred pension cost or to a contra account to stockholders’ equity entitled unrecognized pension cost. If the debit is less than unamortized balances of transition obligation, it is reported as an intangible asset. If the debit is greater than unamortized balances of transition obligation, the excess debit is reported as contra account to shareholders’ equity.

Employee Stock Options

All stock-based compensation, for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of Accounting Research and Development Foundation in ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period.

Revenue Recognition

Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services or shipment. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the period as the sale is recognized.

Shipping and Handling costs

Shipping and handling costs for goods sold are recorded as selling expense.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Recognition of Impairment Loss

An impairment loss is recognized as nonoperating loss in the income statements whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price and value in use. Upon recording of the impairment loss, the adjusted carrying amount of the assets becomes its new cost basis, which is depreciated or amortized over the remaining useful life of the assets.

Impairment losses were recorded as operating expenses before ROC SFAS No.35 was issued.

Income Taxes

Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on the estimated realizability.

Tax credits of ASE Test, Inc. from investments in machinery and equipment, research and development and employees’ training costs are recognized in the year in which they are acquired and expended. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year in which they are acquired.

Adjustments of prior years’ income taxes are added to or deducted from the current year’s tax provision.

Income taxes on undistributed earnings (10%) as determined by tax authority generated in 1998 and onwards for ASE Test, Inc. are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of the Company is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysia Ringgit and U.S. dollar, respectively. Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities are settled are credited or charged to income in the year of settlement. Year-end balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

The financial statements of the subsidiaries are translated into U.S. dollars at the following rates: Assets and liabilities, current rate; shareholders’ equity, historical rates; and income and expenses, average rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Derivative Financial Instruments

Premiums or discounts on foreign currency forward exchange contracts which have been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized on the straight-line method over the contract periods. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income.

Written option contracts to purchase foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. At year end, the outstanding written option contracts are marked to market with charges to current income.

When the Company has a legally enforceable right to set off the recognized amount and intends either to settle on a net basis, or to realize the asset and the liability simultaneously, the difference between receivables and payables balance shall be netted and accounted for as either an current asset or current liability; otherwise, the receivables and payables should be accounted for as a current asset and current liability, respectively.

Reclassifications

Certain accounts for 2003 have been reclassified to conform to 2004 classifications.

3	ACCOUNTING CHANGE

Effective December 31, 2004, the Company adopted ROC SFAS No.35, ”Impairment of Assets”. In accordance with the new standard, goodwill, long-lived assets, and other indefinite lived intangible assets shall be tested for impairment. An impairment charge calculated in accordance with this new accounting standard resulted in a decrease in both the consolidated debits and net income by $ 26,500 thousand. The remaining goodwill will continue to be amortized over the estimated useful life.

The 2002 impairment charge related to long-lived assets of $35,321 thousand has been reclassified from operating expense to nonoperating expense to conform to the current year presentation.

4	NOTES AND ACCOUNTS RECEIVABLE, NET

	2003	2004

Notes receivable	$261	$68
Accounts receivable	85,574	94,547
Allowance for sales discounts and doubtful accounts (Note 2)	(3,266)	(5,413)

	$82,569	$89,202

	The changes in allowance for sales discounts and doubtful accounts are as follows:

	Balance, beginning of 2002	$4,216
	Additions	285
	Deductions	(1,530)

	Balance, end of 2002	2,971
	Additions	1,180
	Deductions	(885)

	Balance, end of 2003	3,266
	Additions	2,491
	Deductions	(344)

	Balance, end of 2004	$5,413

5	INVENTORIES
	2003	2004

Raw materials	$10,225	$20,663
Work in process	3,020	12,719
Finished goods	1,650	3,445
Supplies and spare parts	7,155	8,148

	22,050	44,975
Allowance for obsolescence	(876)	(640)

	$21,174	$44,335

The changes in allowance for obsolescence are as follows:

Balance, beginning of 2002	$1,090
Deductions	(308)

Balance, end of 2002	782
Additions	206
Deductions	(112)

Balance, end of 2003	876
Additions	914
Deductions	(1,150)

Balance, end of 2004	$640

6	LONG-TERM INVESTMENTS

		2003		2004

		Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
	Equity method
	ASE Investment (Labuan) Inc.	$28,155	30.0	$51,337	30.0
	ASE Material Inc.	2,177	4.0	-	-
	ASE (Chung Li) Inc.	72,063	27.6	-	-

		102,395		51,337

	Cost method
	ASE Inc.	970	-	81,422	4.0
	UC Fund II	1,000	-	1,000

		1,970		82,422
	Allowance for losses (Note 2)	(344)		(60)

		1,626		82,362

		$104,021		$133,699

The investments in ASE (Chung Li) Inc. (incorporated in the ROC in April 1999) and ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999) were made in connection with the acquisitions of the operations of the Motorola Semiconductor Products Sector Businesses in Chung Li, Taiwan and Paju, Korea, respectively.

The Company, together with ASE Inc., exercises significant influence over ASE Material Inc.’s operation. Accordingly, such investment is accounted for by the equity method.

On August 1, 2004, ASE (Chung Li) Inc. and ASE Material Inc. were merged into ASE Inc. with stock exchange ratio of 1:0.85 and 1:0.5, respectively. Upon the completion of the merger, all of the assets and liabilities of ASE (Chung Li) Inc. and ASE Material Inc. were taken over by ASE Inc. The Company received 154,175 thousand shares through such merger. As a Singapore incorporated company, pursuant to the applicable Singapore regulations, the Company may not acquire, directly or indirectly, shares or units of shares in its parent company, ASE Inc. In order to comply with this regulation, a trust has been established to hold and dispose of the ASE Inc shares obtained in connection with this merger. The Company does not have any rights with respect to the common shares held in trust, other than the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

Investment income (loss) under the equity method based on audited financial statements was as follows:

	2002	2003	2004

ASE Investment (Labuan) Inc.	$(3,713)	$2,725	$3,569
ASE Material Inc.	(993)	204	1,068
ASE (Chung Li) Inc.	3,210	1,330	5,207

	$(1,496)	$4,259	$9,844

7	PROPERTY, PLANT, AND EQUIPMENT, NET
		2003	2004

	Cost
	Land	$2,306	$3,892
	Long-term land leasehold rights	1,789	1,789
	Building and improvements	93,177	117,648
	Machinery and equipment	892,304	1,044,898
	Furniture and fixtures	16,430	18,832
	Leased assets - machinery and equipment	23,904	29,350
	Machinery in transit and prepayments	71,492	77,399
	Construction in progress	20	7,500

		1,101,422	1,301,308

	Accumulated depreciation
	Long-term land leasehold rights	283	315
	Building and improvements	30,087	40,466
	Machinery and equipment	480,639	602,696
	Furniture and fixtures	9,854	11,892
	Leased assets - machinery and equipment	8,473	9,669

		529,336	665,038

		$572,086	$636,270

Capitalized interest consists of the following:
	2002	2003	2004

Total interest expense including capitalization	$17,591	$14,997	$9,795
Capitalized interest cost	904	1,451	2,844
Interest rate for capitalization	3%	3%	2.46-3.93%

As discussed in Notes 3 and 16, the impairment of long-lived assets recognized in 2002 was $35,321 thousand.

8	CONSOLIDATED DEBITS

Consolidated debits represent goodwill arising from the purchase of shares of ISE Labs. Amortization of the goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $10,105 thousand for each year ended December 31, 2002, 2003 and 2004.

As discussed in Note 3 and 16, the impairment of consolidated debits recognized in 2004 was $26,500 thousand.

9	SHORT-TERM BORROWINGS

These represent the revolving bank loans and letters of credit loans for purchase of material and machinery that bear interest rates from 1.45% to 2.14% and from 1.50% to 3.41% as of December 31, 2003 and 2004, respectively.

As of December 31, 2004, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately $143,000 thousand.

10	COMMERCIAL PAPER

	Guarantee/Acceptance Agency	Period		Interest rate(5)	Amount

	2003
	Fubon Bills Finance Co.	2003.12.19	~2004.01.15	1.180	$882
	China Bills Finance Corporation	2003.12.19	~2004.01.15	1.135	2,944
	China Trust Bills Finance Coporation	2003.11.25	~2004.01.08	1.050	2,944
	Dah Chung Bills Finance Corp.	2003.12.19	~2004.01.15	1.135	2,944
	Union Bills Finance Corporation	2003.12.19	~2004.01.15	1.200	2,944
	International Bills Finance Corporation	2003.12.23	~2004.01.15	1.090	2,944
	Taiwan Finance Corporation	2003.11.25	~2004.01.08	1.080	2,944

					18,546
	Less-Unamortized discounts				7

					$18,539

	2004
	Fubon Bills Finance Co.	2004.11.05	~2005.01.06	1.500	$1,566
	China Bills Finance Corporation	2004.11.10	~2005.03.10	1.370	3,133
	Dah Chung Bills Finance Corp.	2004.12.17	~2005.02.15	1.480	3,133
	E. SUN Bills Finance Corp.	2004.11.17	~2005.02.16	1.498	3,133
	International Bills Finance Corporation	2004.11.10	~2005.03.10	1.350	3,133
	Taiwan Finance Corporation	2004.11.10	~2005.01.27	1.370	3,133
	Taching Bill Finance Ltd	2004.10.19	~2005.01.13	1.520	5,640
	China Trust Bills Finance Corporation	2004.09.15	~2005.01.13	1.238	5,640

					28,511
	Less-Unamortized discounts				37

					$28,474

11	LONG-TERM DEBT
		2003	2004

	Bank loans	$203,972	$309,726
	Capital lease obligation (Note 20)	7,806	9,034
	Debt from affiliate	60,000	-

		271,778	318,760
	Less: Current portion	(23,750)	(45,740)

		$248,028	$273,020

a.	Bank loans
		2003	2004
	ASE Test Limited
	Repayable on June 2006, interest at 3.299% as of December 31, 2004	$-	$30,000

	ASE Test, Inc.
	Repayable in quarterly installments through March 2006, interest at
	3.15% and 3.30% as of December 31, 2003 and 2004, respectively	5,888	3,916
	Repayable in quarterly installments through December 2006, interest at
	4.025% and 4.125% as of December 31, 2003 and 2004, respectively	11,775	8,355
	Repayable in quarterly installments through January 2007, interest at
	3.775% and 3.850% as of December 31, 2003 and 2004, respectively	11,775	8,676
	Repayable in quarterly installments through July 2006, interest at 4.44%
	and 4.54% as of December 31, 2003 and 2004, respectively	8,905	6,031
	Repaid in March 2004, interest at 2.525% to 2.750%	736	-
	Repaid in December 2004, interest at 2.525%	2,208	-
	Repayable in semi-annually installments through May 2008, interest at
	3.096% as of December 31, 2004	-	9,399
	Repayable in quarterly installments through October 2007, interest at 3%
	as of December 31, 2004	-	4,700
	Repayment upon maturity through May 2006, interest at 3.025%
	as of December 31, 2004	-	6,266
	Repayment upon maturity through June 2006, interest at 2.95% in 2004	-	9,399
	Repayment upon maturity through December 2007, interest at 2.9%
	in 2004	-	3,133
	Repayment upon maturity through August 2007, interest at 1.655%
	in 2004	-	15,666

		41,287	75,541

	ISE Labs
	Mortgage bank loan, interest at 7.92% in 2003 and 2004, due through
	May 2009	2,685	1,685

	ASE Test Malaysia
	Repayable in 8 quarterly installments through March 2006, interest at
	1.89% to 2.07% in 2003 and 2.87% to 3.31% in 2004	10,000	7,500
	Repayable in 8 quarterly installments through June 2007, interest at
	2.87% to 3.31%	-	15,000

		10,000	22,500

	ASE Test Finance
	Repayable in semi-annually installments through June 2008, interest
	at 2.27% in 2003 and 3.63% in 2004	$150,000	$150,000
	Repayable in June 2006, interest at 3.52% in 2004	-	30,000

		150,000	180,000

		$203,972	$309,726

The loan obtained in 2003 by ASE Test Finance which specified for use in the redemption of its convertible notes issued in 1999 is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest of 2.27% in 2003 and 3.63% in 2004. The Company, ASE Inc. and ASE Test, Inc. provided guarantees for ASE Test Finance’s payment obligations under the facility. Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $400 million at any time.

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

The bank loan agreements provide that the interest rates are adjusted based on market rates.

b.	Debt from affiliate

On August 22, 2003, ASE Test Finance obtained a loan of $60,000 thousand from its affiliate - J&R Holding Ltd. due February 2005 and was early redeemed in July 2004 with an interest rate of 2.27%. Interest expense for the years ended December 31, 2003 and 2004 was $483 thousand and $712 thousand, respectively.

c.	Convertible notes

On June 29, 1999, ASE Test Finance issued $160 million of 1% guaranteed convertible notes due on July 1, 2004. The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs and the Motorola Semiconductor Products Sector Businesses in Taiwan and Korea. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes with payments of $209,005 thousand, which resulted in an extraordinary loss of $2,203 thousand.

Under ROC GAAP, the loss incurred of $2,203 thousand, as a result of the early redemption and cancellation of the convertible bonds was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and would have been included in other expenses.

Long-term payable by currencies other than US$ as of December 31, 2004 is as follows:
	2003		2004

New Taiwan dollars	NT$	1,403,803	NT$	2,417,278

Such amounts have been translated into U.S. dollar based on the spot rates quoted by Bank of Taiwan of NT$ 33.97 to US$ 1 and NT$ 31.917 to US$ 1 as of December 31, 2003 and 2004, respectively.

As of December 31, 2004, the maturities of long-term debts are as follows:
Within the following year	$45,740
During the second year	151,342
During the third year	90,645
During the fourth year	31,024
During the fifth year and thereafter	9

$318,760

12	SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company has six stock option plans, the 1996 Executive Management Option Plan (the “1996 Plan”), and the 1997, 1998, 1999, 2000 and 2004 Option Plans. Stock options granted under these plans are exercisable for the ordinary shares of the Company and vest ratably over a period of five years. The options expire 5 or 10 years from the date of grant.

Information regarding the stock options granted or modified after January 1, 2004 is presented below:

ASE Test Limited

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Option granted	260,000	$6.18	$6.18

Option exercised	-	-
Option forfeited	-	-
Option expired	-	-

Ending balance - December 31, 2004	260,000	6.18

Above options outstanding on December 31, 2004, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding		Exercisable		Weighted Average Remaining Life (Years)

	Shares	Weighted Average Price	Shares	Weighted Average Price

Options with exercise price of $ 6.18	260,000	$6.18	-	$-	9.51

The Company has computed, for pro forma disclosure purposes, the fair value of option granted, using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.5%-3.88%
Expected life	5 years
Expected volatility	78.28%
Expected dividend	0%

ASE Inc.

ASE Inc, the parent company, has three option plans, granted in 2002 and 2004. Under the terms of the plans, stock option rights are granted to employees including those of the Company. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.

Information regarding the ASE Inc.’s stock option plan for the Company is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning outstanding balance - January 1, 2004	38,852,400	$0.58
Options granted	25,499,500	0.79	$0.79

Options forfeited	(2,261,800)	0.58
Options expired	-	-
Options exercised	(146,800)	0.56

Ending outstanding balance - December 31, 2004	61,943,300	0.67

					Weighted Average Remaining Life (Years)
Above options outstanding on December 31, 2004, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding		Exercisable

	Shares	Weighted Average Price	Shares	Weighted Average Price

Options with exercise price
$0.56	30,747,200	$0.56	2,032,000	$0.56	8.0
0.73	5,779,600	0.73	-	-	8.6
0.79	25,416,500	0.79	-	-	9.5

	61,943,300		2,032,000

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.50%
Expected life	5 years
Expected volatility	59%
Expected dividend	3.00%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, the Company’s net income would have been reduced to the pro forma amounts below. (EPS in U.S. dollars)

Net income based on ROC GAAP		$25,139
Stock-based compensation expense (net of related tax effect)
from the Company		(97)
from ASE Inc.		(2,407)

Pro forma net income		$22,635

Basic EPS	As reported	$0.25

	Pro forma	$0.23

Diluted EPS	As reported	$0.25

	Pro forma	$0.23

13	PENSION PLAN

ASE Test, Inc. has a defined benefit pension plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs, Inc. has a defined contribution savings plan (“401k plan”) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the “CTC”), a government agency. Information relating to the allocation average investments is unavailable to ASE Test, Inc. The changes in the fair value of plan assets during the periods indicated are summarized as follows:

	2002	2003	2004

Balance, beginning of year	$1,542	$1,892	$2,386
Contributions	304	414	554
Interest income	39	30	32
Exchange difference	7	50	182

Balance, end of year	$1,892	$2,386	$3,154

The plan assets deposited in the CTC allocations on December 31, 2004, by category, are as follows:

Type of Investment			Allocation (%)

Cash			45
Government Loan			12
Equity			27
Notes			15
Bond			1

			100

Pension costs for ASE Test, Inc. consist of:
	2002	2003	2004

Service costs	$1,024	$1,709	$1,906
Interest	183	219	349
Projected return on pension assets	(85)	(76)	(78)
Amortization of prior period service cost, gain or loss on plan
assets, etc.	41	88	172

	$1,163	$1,940	$2,349

Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

		2002	2003	2004

a.	Benefit obligations
	Vested benefit obligation	$10	$941	$38
	Non-vested benefit obligation	3,438	5,437	6,978

	Accumulated benefit obligation	3,448	6,378	7,016
	Additional benefits based on future salaries	2,743	4,477	5,644

	Projected benefit obligation	6,191	10,855	12,660
	Fair value of assets	(1,892)	(2,386)	(3,154)

	Funded status	4,299	8,469	9,506
	Unrecognized net transition obligation	(170)	(164)	(163)
	Unrecognized actuarial loss	(2,462)	(5,054)	(4,172)
	Additional accrued pension cost	-	741	-
	Accrued expense	-	-	(52)

	Accrued pension cost	$1,667	$3,992	$5,119

The additional accrued pension cost of $741 thousand was treated as other asset and unrecognized pension costs amounted to $163 thousand and $578 thousand, respectively.

		2002	2003	2004

b.	Vested obligation	$11	$990	$42

c.	Actuarial assumption
	Discount rate	3.50%	3.25%	3.25%
	Increase in future salary level	3.00%	3.00%	3.00%
	Expected rate of return on plan assets	3.50%	3.25%	3.25%

d.	ASE Test, Inc. expects to make contributions of $1,019 thousand to its pension fund in 2005.

e.	Expected benefit payments:

Year of Payments

2005	$6
2006	11
2007	90
2008	30
2009	105
2010 to 2054	115,168

Plan assets and obligations reflected herein were measured as of December 31, 2004.

The Company has no other post-retirement or post-employment benefit plans.

14	EMPLOYEES BENEFITS, DEPRECIATION AND AMORTIZATION

	2002			2003			2004

	Cost of Revenues	Operating Expenses	Total	Cost of Revenues	Operating Expenses	Total	Cost of Revenues	Operating Expenses	Total

Employees benefits
Salary	$39,402	$15,626	$55,028	$45,268	$16,326	$61,594	$63,555	$19,393	$82,948
Insurance	1,684	843	2,527	2,092	975	3,067	4,281	1,575	5,856
Pension costs	2,163	765	2,928	2,839	971	3,810	4,019	1,397	5,416
Other	4,737	2,284	7,021	5,040	2,335	7,375	5,829	1,668	7,497

	$47,986	$19,518	$67,504	$55,239	$20,607	$75,846	$77,684	$24,033	$101,717

Depreciation	$135,347	$5,115	$140,462	$124,461	$2,983	$127,444	$141,839	$2,441	$144,280

Amortization	$2,446	$11,343	$13,789	$3,924	$11,009	$14,933	$9,339	$11,289	$20,628

15	INTEREST, NET
		2002	2003	2004

	Interest expense	$16,687	$13,546	$6,951
	Interest income	(2,291)	(923)	(635)

		$14,396	$12,623	$6,316

16	IMPAIRMENT LOSS

In the fourth quarter of 2002, the Company concluded that certain equipment was impaired. This determination was based on the Company’s projected undiscounted future cash flows the Company directly associated with and expected to arise as a result of the use and eventual disposition of this equipment. The impairment resulted from the decline in usage of the equipment. The impairment loss recognized is the amount by which the carrying amount of the equipment exceeded its fair value, which was determined by the Company based on an analysis of discounted cash flows. For the year ended December 31, 2002, the impairment amounted to $35,321 thousand, which is included in impairment of long-lived assets in the consolidated statements of income.

The Company adopted ROC SFAS No. 35 ”Impairment of Assets” on December 31, 2004, and recognized an impairment loss on consolidated debits of $26,500 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount. In testing a cash-generating unit for impairment, the Company identified the consolidated debits related to ISE Labs. The recoverable amount was determined by the Company based on the “value-in-use” of ISE Labs, which was determined based on six-years of cash flows, discounted at a rate of 9.58%.

17	INCOME TAX

	a.	Income tax benefit attributable to continuing operations consists of the following:

	2002	2003	2004

Current income tax benefit	$(3,005)	$(5,541)	$(2,835)
Income taxes on undistributed earnings	566	756	2,244
Net change in deferred income tax assets for the period	(7,804)	(1,207)	(20,597)

	$(10,243)	$(5,992)	$(21,188)

b.	Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 2002, 2003 and 2004 calculated at the statutory rate and the income tax benefit is as follows:

	2002	2003	2004
ASE Test Limited
Income taxes expense - Dividend income from ASE Inc.	$-	$-	$509

ASE Test, Inc.
Tax (benefit) expense based on pre-tax accounting income
(loss) at statutory rate (25%)	(2,453)	7,505	8,708
Add (deduct) tax effects of:
Permanent differences
Tax-exempt income - tax holiday	(1,070)	(4,581)	(6,146)
Tax-exempt income - gain from sales of securities	(122)	(3)	(2)
Temporary differences
Investment loss (income)	256	(49)	(267)
Depreciation	-	(1,309)	(945)
Impairment loss on fixed assets	3,825	-	-
Other	382	374	902

	818	1,937	2,250
Income taxes on undistributed earnings	566	756	2,244
Credits for investment in machinery and equipment, and
research and development	(1,342)	(2,720)	(4,494)
Net change in deferred income tax for the period	(3,990)	(4,644)	(22,240)

Income tax benefit	(3,948)	(4,671)	(22,240)

ASE Test Malaysia
Tax (benefit) expense based on pre-tax accounting income
(loss) at statutory rate (28%)	(1,478)	(320)	1,786
Add (Deduct) tax effects of:
Permanent differences	42	(230)	(268)
Temporary differences
Depreciation and capital allowance	(1,217)	(294)	(1,501)
Unabsorbed capital allowance	2,280	373	-
Other	434	590	91
Deferred	(1,001)	579	497

Income tax (benefit) expense	(940)	698	605

			(Continued )

	2002	2003	2004

ISE Labs
Tax benefit based on pre-tax accounting loss at statutory rate
(federal tax rate 35% and state tax rate 6%)	$(18,143)	$(6,029)	$(504)
Add (Deduct) tax effects of:
Permanent differences	12	(312)	(667)
Utilization of loss carry forward	(1,000)	-	-
Loss to be carry forward	12,877	1,699	-
Deferred	-	2,858	1,146
Foreign tax rate adjustment and other	899	(235)	(37)

Income tax benefit	(5,355)	(2,019)	(62)

Income tax benefit	$(10,243)	$(5,992)	$(21,188)

A portion of ASE Test, Inc.’s income from the testing of semiconductors is exempt from income tax for five years ending December 2005. ASE Test Malaysia has been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During year 2003, the Company had applied to the relevant authorities to surrender its pioneer status in line with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status, the option to surrender its pioneer certificate to qualify for reinvestment allowance. On September 11, 2004, the Malaysian Industrial Development Authority had approved the Company’s surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal. The per share effect (basic earnings per share) of tax holiday is $0.01 in 2002, $0.05 in 2003 and $0.06 in 2004.

Undistributed earnings of the Company’s subsidiaries amounted to $348,569 thousand as of December 31, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

c.	Deferred income tax assets and liabilities are summarized as follows:
		2003	2004

	Current deferred income tax assets
	ASE Test, Inc. - unused tax credits	$9,047	$4,487
	ISE Labs - from foreign subsidiaries and liabilities and reserve	909	541
	ASE Test Malaysia - depreciation and capital allowance	94	94

		10,050	5,122
	Less - valuation allowance	(3,748)	(541)

		$6,302	$4,581

	Non-current deferred income tax assets (liabilities)
	ASE Test, Inc. - unused tax credits	$19,048	$39,755

	ASE Test Malaysia
	Tax effect of unabsorbed capital allowance	5,372	4,945
	Other	319	395

		5,691	5,340

			(Continued	)

	2003	2004

ISE Labs
Net operating loss carry forward	$5,241	$7,329
Other	1,472	1,317

	6,713	8,646

	31,452	53,741
Less - valuation allowance	(7,639)	(8,646)

	23,813	45,095

ASE Test Malaysia
Timing difference between tax capital allowance and depreciation of
property, plant and equipment	(3,626)	(3,772)

ISE Labs
Depreciation	(3,473)	-
From foreign subsidiaries	(52)	-

	(3,525)	-

	$16,662	$41,323

Non-current deferred income tax liabilities
Goodwill amortization	$(1,021)	$(1,016)

In assessing the reliability of deferred income tax assets, the Company considers its future taxable earnings and expected timing for the reversal of temporary differences. In addition, in the event future taxable earnings do not materialize, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets. The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized. Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

d.	As of December 31, 2004, unused tax credits of ASE Test, Inc. which can be utilized to offset its future income tax are set forth below:

Year of Expiry

2005	$2,404
2006	9,562
2007	18,435
2008	13,841

$44,242

In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

The U.S. Federal and California State net operating loss carry forward of ISE Labs as of December 31, 2004 approximated $16.3 million and $30.8 million with expiration period in 2024 and 2014, respectively.

Income tax returns of ASE Test, Inc. have been examined by the ROC tax authorities through 2002.

18	RELATED PARTY TRANSACTIONS a. Related parties

Related Parties	Relationship

ASE Inc.	Parent company
ASE Korea, Inc.	Affiliate
ASE Holding Electronics (Philippine) Inc. (“ASE Philippine”)	Affiliate
J&R Industrial Inc. (“J&R”)	Affiliate
Hung Ching Development & Construction Co., (“HCDC”)	Affiliate
ASE (Shanghai) Inc.	Affiliate
ASE Material Inc.	Affiliate (merged into ASE Inc. in August, 2004)
ASE (Chung Li) Inc.	Affiliate (merged into ASE Inc. in August, 2004)
ASE (US) Inc.	Affiliate (starting August, 2004)

b.	Significant related party transactions (except Note 11b):
			2002	2003	2004

	1)	Purchase of machinery and equipment:
		ASE (Chung Li) Inc.	$-	$4,659	$1,235
		ASE Korea, Inc.	1,527	1,673	146
		ASE Philippine	-	1,619	-
		Other	-	36	4

			$1,527	$7,987	$1,385

	2)	Purchase of buildings - HCDC	$-	$-	$2,995

	3)	Purchase of raw materials:
		ASE Material Inc.	$5,670	$8,793	$3,353
		ASE Inc.	533	1,217	2,650
		ASE Korea, Inc.	1,412	-	-
		Other	300	9	-

			$7,915	10,019	$6,003

	4)	Sale of property, plant, and equipment:
		ASE Inc.	$-	$-	$9,790
		ASE Korea, Inc.	1,734	105	2,943
		ASE (Chung Li) Inc.	432	5,953	1,046
		Other	-	345	-

			$2,166	$6,403	$13,779

	5)	Service fee:

The Company engages ASE (US) Inc. as a sale agency and the service fees were paid based on monthly incurred service-related costs and expenses (limited amounts prescribed for costs and expenses). Such service fees were $3,253 thousand from August to December of 2004.

c.	Balances at year end

		2003	2004

	Receivable:
	ASE Inc.	$5,220	$9,132
	ASE (Chung Li) Inc.	3,591	-
	ASE Korea, Inc.	1,497	2,527
	Other	929	872

		$11,237	$12,531

	Payable:
	ASE Inc.	$2,614	$8,618
	ASE (Chung Li) Inc.	3,864	-
	ASE Korea, Inc.	1,780	-
	ASE Material Inc.	1,496	-
	Other	1,725	666

		$11,479	$9,284

	These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of building from HCDC which was based on appraisal from an independent third party.

19	ASSETS PLEDGED OR MORTGAGED

	The assets of ASE Test, Inc. and ISE Labs pledged or mortgaged as first priority collateral for bank loans and as guarantees for hiring of foreign labor and for leasing of office buildings are summarized as follows:

	2003	2004

Machinery and equipment, net	$56,263	$35,630
Land and buildings and improvements, net	-	2,676
Time deposits	3,288	3,576
Other assets	2,853	-

	$62,404	$41,882

20	COMMITMENTS AS OF DECEMBER 31, 2004

	a.	Lease commitments

		1)	Operating leases

ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates through December 2012. The agreements grant ASE Test, Inc. option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. Moreover, ASE Test, Inc. and ASE Test Malaysia lease machinery and equipment under non-cancellable operating lease and ISE Labs also leases office building and equipment under non-cancellable operating lease agreement. The rental expenses for the years ended December 31, 2002, 2003 and 2004 were $9,936 thousand, $10,427 thousand and $40,841 thousand, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

	2005	$49,376
	2006	42,775
	2007	17,796
	2008	4,958
	2009 and thereafter	7,218

	Total minimum lease payments	$122,123

2)	Capital leases

	In addition, ASE Test, Inc. and ISE Labs also lease machinery and equipment under non-cancellable capital lease agreements. As of December 31, 2004, the net book value of the machinery and equipment acquired under the capital obligations amounted to $19,681 thousand. The future minimum lease payments under capital leases as of December 31, 2004 are as follows:

2005	$5,436
2006	2,881
2007	1,463
2008	21
2009	9

Total minimum lease payments	9,810
Less: Imputed interest	(776)

Present value of future lease obligations	9,034
Capital lease obligation, current	(4,969)

Capital lease obligation, long-term	$4,065

b.	ASE Test, Inc. and ISE Labs have unused letters of credit of $6,607 thousand and $5,000 thousand, respectively.

c.	ASE Test, Inc. and ASE Test Malaysia have commitments to purchase property, plant and equipment of $47,687 thousand and $1,385 thousand, respectively.

d.	On August 27, 2004, ASE Test, Inc. and ASE Inc. entered a syndicated lease receivable purchase facility agreement with three eligible lessors and banks. Under this agreement, the banks agree to purchase from the eligible lessors the receivable from ASE Test, Inc and ASE Inc. up to 90,000 thousand and within 12 months after the contract date. ASE Test, Inc and ASE Inc. have to issue promissory notes in favor of the banks as evidence of obligations under the agreement.

21	DERIVATIVE FINANCIAL INSTRUMENTS

Information on derivative transactions is as follows:

a.	Foreign currency options contracts

ASE Test, Inc. expects to receive U.S. dollars from testing service and to pay NT dollars for short-term borrowings and payable for fixed assets; therefore ASE Test, Inc. has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2004, the outstanding European contracts were as below.

Contract	Amount (in Millions)	Strike Price	Maturity Date

Sell US$ Call/NT$ Put	$2	Note 1	January 12, 2005
Sell US$ Call/NT$ Put	2	Note 2	January 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	January 12, 2005
Buy US$ Put/NT$ Call	1	Note 4	January 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	February 14, 2005
Sell US$ Call/NT$ Put	2	Note 2	February 3, 2005
Buy US$ Put/NT$ Call	1	Note 3	February 14, 2005
Buy US$ Put/NT$ Call	1	Note 4	February 3, 2005
Sell US$ Call/NT$ Put	2	Note 1	March 10, 2005
Sell US$ Call/NT$ Put	2	Note 2	March 10, 2005
Buy US$ Put/NT$ Call	1	Note 3	March 10, 2005
Buy US$ Put/NT$ Call	1	Note 4	March 10, 2005
Sell US$ Call/NT$ Put	2	Note 1	April 12, 2005
Sell US$ Call/NT$ Put	2	Note 2	April 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	April 12, 2005
Buy US$ Put/NT$ Call	1	Note 4	April 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	May 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	May 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	June 10, 2005
Buy US$ Put/NT$ Call	1	Note 3	June 10, 2005

Note 1:	If US$/NT$≥32.8, strike price=32.8.
Note 2:	If US$/NT$≥32.6, strike price=32.6.
Note 3:	If 31<US$/NT$≤32.525, strike price=32.525.
If US$/NT$≤31, strike price is based on the spot rate (at maturity date) plus 500 bps.
Note 4:	If 31<US$/NT$≤32.5, strike price=32.5.
If US$/NT$≤31, strike price is based on the spot rate (at maturity date) plus 1500 bps.

The net gain arising from such outstanding contracts as a result of valuing the contract at fair value as of December 31, 2003, and 2004 was approximately $66 thousand and $161 thousand respectively.

The gain (loss) arising from such settled option contracts was immaterial in 2002, 2003 and 2004.

b.	Foreign currency forward contract

ASE Test, Inc. and ASE Test Malaysia expect to receive U.S. dollars from export sales and pay Japanese yen or N.T. dollars to settle payables or long-term borrowings. Therefore, these Companies occasionally enter into foreign currency forward contracts to manage exposure to foreign exchange risks.

As of December 31, 2004, the outstanding forward contract for ASE Test Malaysia totalled $287 thousand (exchange rate per unit of US dollar =¥104.65) matures within one month of the balance sheet date, and the forward total contracts receivable and payable are recorded by $296 thousand and $287 thousand, respectively.

The gain or loss arising from such settled forward contracts for the year ended December 31, 2002, 2003 and 2004 was immaterial.

c.	Transaction risk

	1)	Credit risk

ASE Test, Inc. and ASE Test Malaysia are exposed to credit risk in the event of non-performance of the counter parties to option and forward contracts on maturity. In order to manage this risk, ASE Test, Inc. and ASE Test Malaysia transact only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults have been experienced to date.

	2)	Market risk

The Company periodically purchases and sells products in currencies other than their functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The market risk related to the foreign exchange contracts is typically offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company’s financial position or results of operations. As of December 31, 2004, the Company had certain outstanding debt which was in variable rate short-term instruments as well as fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures.

	3)	Liquidity risk and cash flow risk

ASE Test Inc. and ASE Test Malaysia entered into European option contracts and forward contracts to manage its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. As ASE Test, Inc. and ASE Test Malaysia have sufficient operating capital to meet cash requirements upon the maturity of these contracts.

22	NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS

		2003		2004

		Carrying Value	Fair Value	Carrying Value	Fair Value
	Non-derivative financial instruments

	Assets
	Cash and cash equivalents (including pledged
	time deposits)	$74,237	$74,237	$43,065	$43,065
	Short-term investments	6,000	6,000	20,000	20,000
	Notes and accounts receivable	82,569	82,569	89,202	89,202
	Receivable form related parties	11,237	11,237	12,531	12,531
	Long-term investments	104,021	103,930	133,699	173,070
	Liabilities
	Short-term borrowings	17,096	17,096	35,789	35,789
	Commercial paper	18,539	18,539	28,474	28,474
	Notes and accounts payable	20,176	20,176	16,053	16,053
	Payable to related parties	11,479	11,479	9,284	9,284
	Payable for fixed assets	52,780	52,780	33,478	33,478
	Accrued expenses	24,804	24,804	28,442	28,442
	Long-term debts (included current portion)	271,778	271,778	318,760	318,760

	Derivative financial instruments
	Foreign currency options	$66	$66	$161	$161
	Foreign currency forward contracts	-	-	296	296
	Foreign currency forward contracts	-	-	(287)	(287)

The carrying values of cash and cash equivalents, notes and accounts receivable, payable, short-term borrowings, commercial paper, payable for fixed assets and accrued expenses approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows using the interest rates of similar debt instruments which the Company is able to obtain as the discount rate. Fair value of long-term debts is carrying value because floating interest rates are applied. The derivative financial instruments are recorded at their fair market values.

23	SEGMENT AND GEOGRAPHICAL INFORMATION

	a.	Geographical information, net revenue
		2002		2003		2004

	Area	Amount	%	Amount	%	Amount	%

	North America	$219,038	73	$258,401	66	$429,902	69
	Asia	68,130	23	108,291	28	152,485	25
	Europe	14,778	4	25,224	6	38,740	6
	Australia	16	-	14	-	11	-

		$301,962	100	$391,930	100	$621,138	100

b.	Geographical information - long-lived assets
				2003		2004

				Amount	%	Amount	%

	Asia			$546,282	95	$610,724	96
	North America			25,804	5	25,546	4

				$572,086	100	$636,270	100

c.	Major customers

	Customers accounting for 10% or more of total revenues are shown below:
		2002		2003		2004

		Amount	%	Amount	%	Amount	%

	Customer A	$35,501	12	$63,727	16	$192,149	31

d.	Reported segment information

The Company has two reportable segments: Testing and Packaging. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Testing	Packaging	All Other	Totals

2002

Revenue from external customers	$214,331	$87,631	$-	$301,962
Interest revenue	178	53	2,060	2,291
Interest expense	(2,766)	(160)	(13,761)	(16,687)
Net interest expense	(2,588)	(107)	(11,701)	(14,396)
Depreciation and amortization	136,273	17,751	227	154,251
Impairment loss on assets	(35,321)	-	-	(35,321)
Segment loss	(61,620)	(4,595)	(25,296)	(91,511)
Segment assets	576,987	110,169	239,343	926,499
Expenditures for segment assets	110,044	15,965	-	126,009
Consolidated debits	72,322	-	-	72,322

2003

Revenue from external customers	257,490	134,440	-	391,930
Interest revenue	122	62	739	923
Interest expense	(1,957)	(149)	(11,440)	(13,546)
Net interest expense	(1,835)	(87)	(10,701)	(12,623)
Depreciation and amortization	122,610	19,720	47	142,377
Segment gain (loss)	1,027	74	(8,405)	(7,304)
Segment assets	704,645	122,003	151,399	978,047
Expenditures for segment assets	149,435	21,836	-	171,271
Consolidated debits	62,217	-	-	62,217

2004

Revenue from external customers	343,116	278,022	-	621,138
Interest revenue	154	140	341	635
Interest expense	(1,069)	(441)	(5,441)	(6,951)
Net interest expense	(915)	(301)	(5,100)	(6,316)
Depreciation and amortization	138,328	26,580	-	164,908
Impairment loss on assets	(26,500)	-	-	(26,500)
Segment (loss) profit	(6,248)	6,533	3,666	3,951
Segment assets	782,089	149,820	151,200	1,083,109
Expenditures for segment assets	174,382	36,274	-	210,656
Consolidated debits	25,612	-	-	25,612

24	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

	a.	Pension benefits

U. S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, “Accounting for Pensions”, was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ASE Test, Inc. adopted U.S. SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is substantially similar in many aspects to U.S. SFAS No. 87, was effective in 1996. Therefore, pension expense is adjusted to reflect the impact of different adoption dates.

	b.	Short-term investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

	c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc. and ASE Test, Inc. a portion of the Company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid in accordance with the Company’s Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders.

ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Under U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test, Inc.’s employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

Such bonuses under U.S. GAAP were charged to the costs and expenses as follows:
	2003	2004

Cost of revenues	$1,719	$2,591
Selling, general and administrative expenses	957	1,080
Research and development	218	418

	$2,894	$4,089

Aside from the aforementioned regular bonus plan, ASE Inc., the parent of the Company, granted a special stock bonus to ASE Test, Inc.’s employees aggregating $6,900 thousand in value of ASE Inc. shares in 1999. ASE Test, Inc. required its employees who received the special stock bonus to work for an additional three years. Accordingly, the amount of $6,900 thousand is being alloca ted over three years starting July 2000, as additional compensation expense in the consolidated statement of income under U.S. GAAP.

ASE Inc. pays certain employee compensation amounts, by means of stock options on behalf of the Company and does not require reimbursement. Under U.S. GAAP, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

d.	Depreciation of buildings

Under ROC GAAP, the estimated life of a building can be up to 40 years based on ROC practices. For U.S. GAAP purposes, the useful lives of buildings are estimated to be 25 years.

e.	Excess of book value on transfer of building between related parties

ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997. The purchase price from ASE Technology was based on market value. Such additional payment for the excess of book value of NT$17,667 thousand (US$642 thousand) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between related parties should not be recorded by the transferee at stepped-up values.

f.	Impairment of long-lived assets

Under U.S. GAAP, in accordance with U.S. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to 2004, there are no requirements related to the evaluation of recoverability of long-lived assets’ impairment under ROC GAAP, and the Company selected the same accounting, U.S. SFAS No. 144, for impairment of long-lived assets for both ROC GAAP and U.S. GAAP reporting.

g.	Derivative financial instruments

There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign currency forward contracts. Under ROC GAAP, forward contracts are accounted for in a manner similar to that required under U.S. SFAS No. 52. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended byU. S. SFAS No. 138, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheets at fair value, with the changes in fair values recorded through current period earnings.

h.	Stock option compensation

For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123 “Accounting for Stock-based Compensation” to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

i.	Goodwill

Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over 10 years. Total amortization expense of goodwill under ROC GAAP is $10,105 in 2002, 2003 and 2004, respectively. Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002.U. S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite lived intangible assets will continue to be amortized over their estimated useful lives.

As described in Note 3, the Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, recorded an impairment charge of $26,500 thousand based on a “recoverable amount” as determined by an estimate of the cash flows for the next six years. Under U. S. GAAP, the determination of whether or not the goodwill is impaired is made by first estimating the fair value of the reporting unit and comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the company calculates an implied fair value of the goodwill based on an allocation of the fair value reporting unit to the underlying assets and liabilities of the reporting unit. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. For the year ended December 31, 2004, the Company has recognized an impairment loss of $41,500 thousand for U.S. GAAP purposes.

j.	Undistributed earnings tax

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained. Under U.S. GAAP, the Company measures its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings of domestic subsidiaries.

k.	Long-term investment in parent company accounted for as treasury stock

Under ROC GAAP, shareholdings in the Parent company are recorded as a long term investment. Under US GAAP, according to ARB No. 51, there is a presumption that the Parent must approve the subsidiary's transactions. Accordingly, unless this presumption can be overcome, the investment in the Parent company's stock should be presented within the equity section of a wholly owned subsidiary's separate financial statements and be accounted for in the same manner as treasury stock.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

		2002	2003	2004

Net income (loss)

Net income (loss) based on ROC GAAP		$(81,268)	$(3,515)	$25,139

Adjustments:
a.	Pension benefits	7	8	7
c.	Bonuses to employees, directors and supervisors:
	Regular bonuses	-	(2,894)	(4,089)
	Stock option compensation from ASE Inc.	-	(6,070)	1,856
	Special stock bonuses	(2,084)	(1,040)	-
d.	Depreciation of buildings	(446)	(446)	(489)
e.	Excess of book value of building transferred between
	related parties	13	13	13
i.	Goodwill
	Amortization
	-Consolidated subsidiary	10,105	10,105	10,105
	-Equity-method investee	348	348	348
	Impairment	-	-	(15,000)

Net increase in net income (loss)		7,943	24	(7,249)

Net (loss) income based on U.S. GAAP		$(73,325)	$(3,491)	$17,890

(Loss) Earnings per share (in U.S. dollars)
Basic and diluted		$(0.74)	$(0.04)	$0.18

				(Continued)

	2002	2003	2004

Number of shares (Note 24e)
Basic	$98,600,205	$99,110,225	$100,037,524

Diluted	98,600,205	99,110,225	100,111,113

Shareholders’ equity
Shareholders’ equity based on ROC GAAP	$538,939	$545,987	$599,591

Adjustments:
a.	Pension benefits and additional liability	(59)	(119)	(44)
c.	Bonuses to employees, directors and supervisors	-	(2,194)	(4,758)
d.	Depreciation of buildings	(1,183)	(1,629)	(2,118)
e.	Excess of book value of building transferred between
	related parties	(544)	(531)	(518)
i.	Goodwill
	Amortization
	-Consolidated subsidiary	10,105	20,210	30,315
	-Equity-method investee	348	696	1,044
	Impairment	-	-	(15,000)
k.	Long-term investment in parent company accounted
	for as treasury stock	-	-	(81,362)
Effect of U.S. GAAP adjustment on cumulative translation
adjustment		91	79	60

Net increase (decrease) in shareholders’ equity		8,758	16,512	(72,381)

Shareholders’ equity based on U.S. GAAP		$547,697	$562,499	$527,210

Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of year		$596,252	$547,697	$562,499
Net (loss) income for the year		(73,325)	(3,491)	17,890
Issuance of new shares under stock option plans		20,778	4,290	4,552
Unrecognized pension cost		-	(646)	646
ASE Inc. shares to be distributed as bonus to employees		2,071	1,740	1,525
Stock option compensation from ASE Inc.		-	6,070	(1,856)
Cumulative translation adjustment for subsidiaries		2,090	8,226	22,976
Adjustment from changes in ownership percentage of
investees		-	(1,598)	-
Unrealized holding (loss) gain on equity securities		(169)	211	340
Long-term investment in parent company accounted for as
treasury stock		-	-	(81,362)

Balance, end of year		$547,697	$562,499	$527,210

As a result of the adjustments the amounts of total assets based on U.S. GAAP were $996,762 thousand and $1,015,599 thousand as of December 31, 2003 and 2004, respectively. Total liabilities based on U.S. GAAP were $434,263 thousand and $488,389 thousand as of December 31, 2003 and 2004, respectively. A reconciliation of the significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:

	2003	2004

Long-term investment

As reported	$104,021	$133,699
Treasury stock	-	(81,362)
U.S. GAAP adjustments - goodwill amortization	696	1,044

As adjusted	$104,717	$53,381

Building and improvements

As reported	$63,090	$77,182
U.S. GAAP adjustments
Effect of adjustments on useful life	(1,629)	(2,118)
Excess of adjustments on building transferred between related parties	(531)	(518)
Effect of change in exchange rate	132	129

As adjusted	$61,062	$74,675

Other asset

As reported	$13,378	$19,179
U.S. GAAP adjustments - accrued additional liability variance	(163)	-

As adjusted	$13,215	$19,179

Consolidated debits

As reported	$62,217	$25,612
U.S. GAAP adjustments
Goodwill impairment	-	(15,000)
Goodwill amortization	20,210	30,315

As adjusted	$82,427	$40,927

Accrued expenses

As reported	$24,804	$28,442
U.S. GAAP adjustments - bonus to employees, directors and supervisors	2,194	4,758
Effect of change in exchange rate	9	18

As adjusted	$27,007	$33,218

	2003	2004

Accrued pension cost
As reported	$3,992	$5,119
U.S. GAAP adjustments
Pension benefits	51	44
Accrued additional liability variance	(95)	-
Effect of change in exchange rate	44	51

As adjusted	$3,992	$5,214

25	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

	a.	Recently issued accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company's financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the fiscal year beginning after June 15, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified- prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 25 (e) pursuant to the disclosure requirements of SFAS No. 148.

b.	Pension

According to U.S. SFAS No. 132, the pension information is disclosed below:

	2002	2003	2004

Components of net periodic benefit cost
Service cost	$1,024	$1,709	$1,906
Interest cost	183	219	349
Expected return on plan assets	(85)	(76)	(78)
Amortization of prior service cost	34	80	165

Net periodic benefit cost	$1,156	$1,932	$2,342

Change in benefit obligation
Benefit obligation at beginning of year	$3,614	$6,191	$10,855
Service cost	1,024	1,709	1,906
Interest cost	183	219	349
Actuarial gain	1,363	2,535	(1,038)
Benefits paid	-	-	(163)
Exchange difference	7	201	751

Benefit obligation at end of year	6,191	10,855	12,660

Change in plan assets
Fair value of plan assets at beginning of year	1,542	1,892	2,386
Employer contribution	304	414	554
Actual return on plan assets	39	30	32
Exchange difference	7	50	182

	1,892	2,386	3,154

			(Continued)

		2002	2003	2004

	Funded status	$4,299	$8,469	$9,506
	Unrecognized actuarial loss	(2,532)	(5,123)	(4,240)
	Accrued additional liability	-	646	-
	Accrued expense	-	-	(52)

	Net amount recognized (Recognized as accrued pension cost)	$1,767	$3,992	$5,214

	Actuarial assumptions:
		2002	2003	2004

	Discount rate	3.50%	3.25%	3.25%
	Rate of compensation increase	3.00%	3.00%	3.00%
	Expected return on plan assets	3.50%	3.25%	3.25%

c.	Income tax
	Tax benefits (currently payable)	$(3,005)	$(5,541)	(2,835)
	Income taxes (10%) on undistributed earnings	566	756	2,244
	Deferred	(7,804)	(1,207)	(20,597)

		$(10,243)	$(5,992)	$(21,188)

Reconciliation of income tax for the years ended December 31, 2002, 2003 and 2004 calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP is as follows:

	2002	2003	2004

ASE Test Limited

Income taxes expense – Investment income tax	$-	$-	$509

ASE Test, Inc.

Tax (benefit) expense based on pre-tax accounting income
(loss) at statutory rate (25%)	(2,974)	5,562	8,150
Add (Deduct) tax effects of:
Permanent differences
Bonuses to directors, supervisors and employees	521	983	1,022
Stock option compensation	-	960	(464)
Tax-exempt income - tax holiday	(1,070)	(4,581)	(6,146)
Tax-exempt income - gain on sales of securities	(122)	(3)	(2)
Tax credits
Utilized	(1,342)	(2,720)	(4,494)
Deferred	473	(5,628)	(22,550)
Income taxes (10%) on undistributed earnings	566	756	2,244

Income tax benefit	(3,948)	(4,671)	(22,240)

			(Contiinued)

	2002	2003	2004

ASE Test Malaysia

Tax (benefit) expense based on pre-tax accounting income
(loss) at statutory rate (28%)	$(1,537)	$(320)	$1,786
Tax effects of permanent differences	42	(230)	(268)
Deferred	555	1,248	(913)

Income tax (benefit) expense	(940)	698	605

ISE Labs

Tax benefit based on pre-tax accounting loss at statutory rate
(federal tax rate 35% and state tax rate 6%)	(18,143)	(6,029)	(504)
Tax effects of permanent differences	12	(312)	(667)
Utilization of loss carry forward	(1,000)	-	-
Deferred	12,877	4,557	1,146
Foreign tax rate adjustments and other	899	(235)	(37)

Income tax benefit	(5,355)	(2,019)	(62)

Income tax benefit	$(10,243)	$(5,992)	$(21,188)

Deferred income tax assets and liabilities are summarized as follows:
		2003	2004

Current deferred income tax assets
ISE Labs from foreign subsidiaries		$909	$541
ASE Test, Inc. - unused tax credits and accrued liabilities and reserve		9,047	4,487
ASE Test Malaysia - depreciation and capital allowance		94	94

		10,050	5,122
Less - valuation allowance		(3,748)	(541)

		$6,302	$4,581

Non-current deferred income tax assets (liabilities)
ASE Test, Inc. - unused tax credits		$19,048	$39,755

ASE Test Malaysia
Tax effect of unabsorbed capital allowances		5,372	4,945
Other		319	395

		5,691	5,340

ISE Labs
Net operating loss carry forward		5,241	7,329
Others		1,472	1,317

		6,713	8,646

		31,452	53,741
Less - valuation allowance		(7,639)	(8,646)

		23,813	45,095

ASE Test Malaysia
Timing difference between tax capital allowances and depreciation of
property, plant and equipment		(3,626)	(3,772)

			(Continued)

	2003	2004

ISE Labs
Depreciation	$(3,473)	$-
From foreign subsidiaries	(52)	-

	(3,525)	-

	$16,662	$41,323

Non-current liabilities
Goodwill amortization	$(1,021)	$(1,016)

d.	Earnings (loss) per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share includes the effect of diluted equivalent common shares (stock options issued during the period using the treasury stock method).

Following is a reconciliation of amounts used in the basic and diluted computation:

	2002	2003	2004

Net (loss) income under U.S. GAAP	$(73,325)	$(3,491)	$17,890

Weighted average shares, as adjusted - denominator
Basic	98,600,205	99,110,225	100,037,524

Diluted	98,600,205	99,110,225	100,111,113

(Loss) Earnings per share (in U.S. dollars)
Basic and diluted	$(0.74)	$(0.04)	$0.18

Number of shares to be potentially issued from:
Stock options	13,331,363	13,301,418	10,877,448

Convertible notes	6,460,202	-	-

e.	Stock option plans

ASE Test Limited

The Company has six stock option plans, the 1996 Executive Management Option Plan (the “1996 Plan”), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999, 2000 and 2004 option plans, respectively.

The 1996, 1997, 1998, 1999, 2000 and 2004 option plans granted the following stock options to purchase the Company’s shares which vest ratably over a period of five years from the date of grant until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

Each aforementioned options exercise price was equal to the stock’s market price on the date of grant. Options granted under the 1996, 1997 and 1998 Option Plans expire 5 years after grant. Options granted under the 1999, 2000 and 2004 Option Plans expire 10 years after grant.

Information regarding the option plans of the Company is presented below:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning balance - January 1, 2002	16,308,585	$11.15
Option granted	414,500	7.36	$10.46

Option exercised	(2,420,591)	8.62
Option forfeited	(882,051)	9.88
Option expired	(89,080)	13.84

Ending balance - December 31, 2002	13,331,363	11.55
Option granted	2,000,000	12.95	$12.95

Option exercised	(478,426)	8.99
Option forfeited	(568,860)	13.72
Option expired	(982,659)	11.08

Ending balance - December 31, 2003	13,301,418	11.80
Option granted	260,000	6.18	$6.18

Option exercised	(512,815)	8.90
Option forfeited	(417,815)	11.82
Option expired	(1,753,340)	20.00

Ending balance - December 31, 2004	10,877,448	10.48

Options outstanding on December 31, 2004, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding		Exercisable		Weighted Average Remaining Life (Years)

	Shares	Weighted Average Price	Shares	Weighted Average Price

Options with exercise price of:
$ 20-$25	724,800	$22.70	685,700	$22.57	4.56
$ 11.5-$12.95	2,232,450	12.81	341,200	12.39	8.69
$ 5.5-$9	7,920,198	8.70	4,930,822	8.82	6.23

	10,877,448		5,957,722

The Company has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004

Risk-free interest rate	2.58% - 4.48%	3.38%	3.5% - 3.88%
Expected life	5 years	5 years	5 years
Expected volatility	62.14%	65.07%	78.28%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc, the parent company, has two option plans, the 2002 Option Plan and the 2004 Option Plan. The maximum number of units authorized to be granted under the 2002 and 2004 option plan is 160 million and 140 million, respectively, with each unit representing one share of ASE Inc. Under the terms of the plans, stock option rights are granted to employees, including those of the Company, which have an exercise price equal to the closing price of the ASE Inc. common stock as per the Taiwan Stock Exchange on the date of grant. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter. Under the 2002 and 2004 option plans, 41,603,100 and 25,499,550 units were granted, respectively, by ASE Inc. to employees of the Company.

Information regarding the options issued to employees of the Company under ASE Inc.’s stock option plan for the Company is as follows in U.S. dollar:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning outstanding balance - January 1, 2004	38,852,400	$0.58
Options granted	25,499,500	0.79	$0.79

Options forfeited	(2,261,800)	0.58
Options expired	-	-
Options exercised	(146,800)	0.56

Ending outstanding balance - December 31, 2004	61,943,300	0.67

The weighted average exercise price and remaining contractual life of the options outstanding as of December 31, 2004 are as follows:

	Outstanding		Exercisable		Weighted Average Remaining Life (Years)

	Shares	Weighted Average Price	Shares	Weighted Average Price

Options with exercise price
$0.56	30,747,200	$0.56	2,032,000	$0.56	8.0
0.73	5,779,600	0.73	-	-	8.6
0.79	25,416,500	0.79	-	-	9.5

	61,943,300		2,032,000

The 2002 option plan is accounted for as variable plan, as a result of having a provision in the plan which would require an adjustment of the exercise price in accordance with a prescribed formula based on occurrence of certain future events. Accordingly, no adjustment is required for purposes of the pro forma compensation expense calculated in accordance with U.S. SFAS No. 123 for these option.

The fair value of the 2004 option plan issued was determined using a Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.50%
Expected life	5 years
Expected dividend	3.00%
Expected volatility	59%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company’s net income (loss) would have been reduced to the pro forma amounts below. (EPS in U.S. dollars).

		2002	2003	2004

Net (loss) income based on U.S. GAAP		$(73,325)	$(3,491)	$17,890
Stock-based compensation expense (net of related tax effect)
from the Company		(19,005)	(12,681)	(13,998)
from ASE Inc.		-	-	(836)

Pro forma net income (loss)		$(92,330)	$(16,172)	$3,056

Basic EPS	As reported	$(0.74)	$(0.04)	$0.18

	Pro forma	$(0.94)	$(0.16)	$0.03

Diluted EPS	As reported	$(0.74)	$(0.04)	$0.18

	Pro forma	$(0.94)	$(0.16)	$0.03

The pro forma amounts reflect compensation expense related to option grants under the 1996, 1997, 1998, 1999, 2000 and 2004 option plans of the Company and 2004 plan of ASE Inc. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

g.	According to U.S. SFAS No. 130, the statements of comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004 are present below:

	2002	2003	2004

Net (loss) income based on U.S. GAAP	$(73,325)	$(3,491)	$17,890
Translation adjustment on subsidiaries	2,090	8,226	22,976
Unrecognized pension cost	-	(646)	646
Unrealized holding (loss) gain of long-term investments	(169)	211	340

Comprehensive (loss) income	$(71,404)	$(4,300)	$41,852

h.	Goodwill

As of January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets’’, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10,105 thousand for 2003 and 2004. The Company performed its annual goodwill impairment test on November 30, 2004 and recognized an impairment loss of $41,500 thousand in 2004. As of December 31, 2004, the Company had a remaining goodwill balance of $40,927 thousand.

ASE TEST LIMITED
SUPPLEMENTARY FINANCIAL STATEMENTS

COMPANY BALANCE SHEET
December 31, 2004
(Expressed in Thousands of US dollars)

	Note	2004	2003
		$	$

ASSETS

Current assets:
Cash and cash equivalents		1,300	42,397
Short term investments	3	20,000	6,000
Other receivables and prepayments	4	26,973	22,754

Total current assets		48,273	71,151

Non-current assets:
Investments in subsidiaries	5	565,544	523,534
Investments in associates	6	51,337	100,218
Other investments	7	77,899	1,000

Total non-current assets		694,780	624,752

Total assets		743,053	695,903

LIABILITIES AND EQUITY

Current liability:
Other payables	8	113,462	149,916

Non-current liability:
Long-term loan	9	30,000	-

Capital and reserves:
Issued capital	10	25,015	24,887
Share premium		455,059	450,635
Investment revaluation reserve		(60)	(400)
Currency translation reserve		(41,861)	(64,856)
Unrecognised pension cost		-	(578)
Accumulated profits		161,438	136,299

Total equity		599,591	545,987

Total liabilities and equity		743,053	695,903

See accompanying notes to supplementary financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS
December 31, 2004

1	GENERAL

The company (Registration No. 199508552K) is incorporated in the Republic of Singapore with its principal place of business and registered office at One Marina Boulevard #28-00, Singapore 018989. The supplementary financial statements are expressed in thousands of United States dollars.

The company is a subsidiary of J & R Holding Limited, incorporated in Taiwan. The company’s ultimate holding company is Advanced Semiconductor Engineering, Inc., incorporated in Taiwan.

The principal activity of the company is that of an investment holding company.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING - The company is listed on the National Association of Securities Dealers Automated Quotations National Market System (“NASDAQ”). In view of the composition of the company’s shareholders, its business strategy and capital raising plans, the company ceased the application of Singapore Statements of Accounting Standard (“SAS”) effective January 2000 and adopted generally accepted accounting principles in the Republic of China (“ROC GAAP”) as its comprehensive basis of accounting for financial reporting purposes, with a description of the differences and the adjustments required to reconcile the financial statements to generally accepted accounting principles in the United States of America as set out in the accompanying notes to the consolidated financial statements. This is to comply with the requirements of the United States of America Securities and Exchange Commission.

The company believes that ROC GAAP is the most relevant basis of accounting and that US dollar is the most appropriate measurement and reporting currency. The adoption of ROC GAAP was applied retrospectively, as if the company had adopted ROC GAAP since its inception.

In the company’s financial statements, equity method of accounting is applied to the carrying values of subsidiaries and associates.

REQUIREMENTS OF THE COMPANIES ACT - The consolidated ROC GAAP financial statements of the company are set out on pages 12 to 60. Under ROC GAAP, the company is not required to present unconsolidated financial statements of the company. In order to comply with the additional requirements of the Singapore Companies Act (the “Act”), to the extent such requirements are not dealt with in the ROC GAAP financial statements or have not been waived by exemption orders of the Accounting & Corporate Regulatory Authority, the company presents additional financial information in this set of supplementary financial statements (“the supplementary financial statements”). The ROC GAAP consolidated financial statements together with the supplementary financial statements comprise the statutory financial statements of the company. The statutory financial statements of the company do not comply with the Singapore Financial Reporting Standards.

The supplementary financial statements should be read in conjunction with the ROC GAAP consolidated financial statements, and comprise the unconsolidated balance sheet as at December 31, 2004.

3	SHORT TERM INVESTMENTS

	2004	2003
	$	$
At cost:
Millennium Global Investment Fund Ltd	20,000	6,000

Market value of:
Millennium Global Investment Fund Ltd	20,062	6,014

4	OTHER RECEIVABLES AND PREPAYMENTS

	2004	2003
	$	$

Subsidiaries (Note 5)	26,882	21,700
Due from employees	-	935
Other receivables	91	119

	26,973	22,754

5	INVESTMENTS IN SUBSIDIARIES

	2004	2003
	$	$

Balance, at beginning of year	523,534	522,830

Additional investment in:
ASE Test Inc.	-	976

	523,534	523,806

Share of current year results	17,842	(6,659)
Share of other reserves	24,258	6,387
Dividend received	(90)	-

	565,544	523,534

Details of the subsidiaries as at December 31, 2004 and 2003 are as follows:

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company

			2004	2003	2004	2003
			%	%	$	$
Held by the
Company

ASE Test, Inc#	Testing of integrated	Taiwan, Republic	99.98	99.98	185,068	185,068
	circuits	China

ASE Holdings	Investment holding	Singapore	100	100	66,315	66,315
(Singapore) Pte Ltd*

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company

			2004	2003	2004	2003
			%	%	$	$

ASE Test Holding	Investment holding	Cayman Islands	100	100	224,681	224,681
Limited+

ASE Test Finance	Financing activities	Mauritius	100	100	-	-
Limited+@

Held by ASE Holdings
(Singapore) Pte Ltd,
a subsidiary

ASE Electronics	Packaging and	Malaysia	100	100	-	-
(M) Sdn. Bhd.#	testing of integrated
	circuits

Held by ASE Test,
Inc., a subsidiary

ASE Test (U.S.A.),	Liquidated in 2004	State of California,	-	100	-	-
Inc.		United States of
		America

Held by ASE Test,
Holding Limited, a
subsidiary

ISE Labs, Inc.+	Testing of	State of California,	100	100	-	-
	integrated circuits	United States
		America

Held by ISE Labs,
Inc, a subsidiary

ISE Labs Hong Kong	Testing of	Hong Kong	100	100	-	-
Limited+	integrated circuits

ASE Singapore	Testing of	Singapore	100	100	-	-
Pte. Ltd*	integrated circuits

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company

			2004	2003	2004	2003
			%	%	$	$

ISE Technology	Dormant	State of California,	100	100	-	-
Inc+		United States of
		America

Digital Testing	Dormant	State of California	100	100	-	-
Services Inc.+		Unites States of
		America

					476,064	476,064

#	Audited by overseas practices of Deloitte Touche Tohmatsu.

+	Audited by overseas practices of Deloitte Touche Tohmatsu for consolidation purposes.

*	Audited by Deloitte & Touche, Singapore.

@	Unconsolidated cost of investment is US$2 as at December 31, 2004 and 2003.

6	INVESTMENTS IN ASSOCIATES

	2004	2003
	$	$

Balance, at beginning of year	100,218	90,363

Additional investment in:
ASE Investment (Labuan) Inc.	19,613	5,963

	119,831	96,326

Merger of ASE (Chung Li) Inc. and ASE Material Inc into
ASE Inc. (see Note 7)	(76,899)	-
Dilution loss in ASE Chung-Li Inc.	-	(1,598)
Share of current year results	8,776	4,055
Dividend received	(26)	(51)
Share of other reserves	(345)	1,486

	51,337	100,218

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company

			2004	2003	2004	2003
			%	%	$	$

Held by the Company
ASE Chung-Li Inc.	Packaging and	Taiwan, Republic	-	27.64	-	52,915
	testing of integrated	of China
	circuits

ASE Investment	Investment holding	Malaysia	30	30	54,304	34,691
(Labuan) Inc.

Held by ASE Test,
Inc., a subsidiary
ASE Material Inc.#	Manufacture of lead	Taiwan, Republic	-	4	-	-
	frames	of China

Held by ASE
Investment (Labuan)
Inc., an associate

ASE (Korea) Inc.	Packaging and testing	Korea	30	30	-	-
	of integrated circuits

					54,304	87,606

#	The Company, together with ASE Inc., exercises significant influence over ASE Material Inc.’s operation. Accordingly, such investment is accounted for using equity method.

7	OTHER INVESTMENTS

	2004	2003
	$	$
At cost:

Venture Capital Fund - UC Fund II	1,000	1,000
Quoted equity shares (a)	76,899	-

	77,899	1,000

Market value of:
Venture Capital Fund - UC Fund II	834	909

Quoted equity shares	116,436	-

Note (a)

On August 1, 2004, ASE (Chung Li) Inc. and ASE Material Inc. were merged into ASE Inc. with stock exchange ratio of 1:0.85 and 1:0.5, respectively. Upon the completion of the merger, all of the assets and liabilities of ASE (Chung Li) Inc. and ASE Material Inc. were taken over by ASE Inc. The Company received 154,175 thousand shares through such merger. As a Singapore incorporated company, pursuant to the applicable Singapore regulations, the Company may not acquire, directly or indirectly, shares or units of shares in its parent company, ASE Inc. In order to comply with this regulation, a trust has been established to hold and dispose of the ASE Inc. shares obtained in connection with this merger. The company does not have any rights with respect to the common shares held in trust, other than the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

8	OTHER PAYABLES

	2004	2003
	$	$

Subsidiaries (Note 5)	113,296	149,612
Other payables	166	304

	113,462	149,916

9	LONG TERM LOAN

	2004	2003
	$	$

Bank loan	30,000	-

The bank loan is unsecured, repayable on June 2006, and bears interest at 3.299% per annum.

10	ISSUED CAPITAL

	2004	2003
	$	$

Authorised:
600,000,000 ordinary shares of $0.25 each	150,000	150,000

Issued and fully paid:
100,059,031 (2003 : 99,546,216) ordinary shares of $0.25 each	25,015	24,887

Please see Note 24 to the consolidated financial statements for information on the stock option plans of the Company.